

1ST PACIFIC BANCORP

2008 Annual Report

1ST PACIFIC BANCORP

To Our Shareholders:

As I am sure you are aware, 2008 was a difficult year for the banking industry as well as the entire economy. Our bank's financial performance was clearly impacted, resulting in an operating loss for the company.

The net loss for the year was $21,859,985, of which $10,363,857 was a one-time non-cash write down of goodwill. Goodwill is an intangible asset which was recorded in connection with the acquisition of Landmark National Bank in 2007. Consequently, the write down did not impact tangible net worth. Loan losses and compression of net interest margin, resulting from rapidly declining interest rates during 2008, were other major factors contributing to the loss.

The obvious question is whether or not the loan losses experienced in 2008 will be repeated in 2009. Although we cannot answer the question for sure, we have taken steps to prevent such a repeat. An independent third party review has recently been completed to assess the adequacy of our Allowance for Loan Losses. Interest rates have appeared to stabilize, which allows us to better control our net interest margin, and the bank is reviewing all expenses to operate as efficiently as possible without negatively impacting customer service.

Although it appears unlikely that the economy will begin to recover until 2010 at the earliest, we believe we are taking all appropriate actions to "weather the storm." You can be confident that management and the Board of Directors are fully engaged in that effort.

Please contact me if you have questions or concerns you would care to discuss. My direct phone number is (858) 875-2005.

Sincerely,

Ronald J. Carlson
Chairman of the Board,
President & CEO



"Safe Harbor" Statement under the Private Securities Litigation Act of 1995: "Statements in this Annual Report which are not historical facts are "forward-looking" statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

vtd
Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants & Consultants

VALUE THE DIFFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
1st Pacific Bancorp and Subsidiary

We have audited the accompanying consolidated statements of financial condition of 1st Pacific Bancorp and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the three years ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1st Pacific Bancorp and Subsidiary as of December 31, 2008 and 2007, and the results of its operations and cash flows for the three years ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Vavrinek, Trine, Day + Co., LLP

Laguna Hills, California
March 27, 2009

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949 768.0833 Fax: 949 768.8408 www.vtdcpa.com

FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA

1st PACIFIC BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and Due from Banks	$ 6,482,152	$ 6,397,189
Federal Funds Sold	18,010,000	11,160,000
TOTAL CASH AND CASH EQUIVALENTS	24,492,152	17,557,189
Investment Securities Available for Sale	25,052,874	23,746,429
Loans:		
Construction and Land Development	109,592,264	125,661,143
Real Estate - Commercial and Residential	147,965,134	120,530,541
Commercial	69,224,976	77,581,769
SBA	8,820,177	15,880,428
Consumer	16,296,228	10,164,841
TOTAL LOANS	351,898,779	349,818,722
Allowance for Loan Losses	(5,058,837)	(4,516,625)
NET LOANS	346,839,942	345,302,097
Federal Reserve, FHLB and Bankers' Bank Stock, at Cost	4,611,400	3,184,200
Premises and Equipment	3,611,224	4,094,785
Other Real Estate Owned	1,390,000	-
Goodwill and Other Intangible Assets	1,312,544	11,906,536
Accrued Interest and Other Assets	13,599,879	8,856,089
	$ 420,910,015	$ 414,647,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-Bearing Demand	$ 62,534,488	$ 73,366,761
NOW Interest-Bearing Checking	16,730,751	16,344,597
Savings and Money Market Accounts	77,037,436	98,639,209
Time Deposits Under $100,000	65,068,342	32,500,598
Time Deposits $100,000 and Over	112,465,076	124,510,442
TOTAL DEPOSITS	333,836,093	345,361,607
Subordinated Debt and Other Borrowings	60,155,000	20,155,000
Accrued Interest and Other Liabilities	4,337,719	4,156,771
TOTAL LIABILITIES	398,328,812	369,673,378
Commitments and Contingencies - Notes D and G		
Shareholders' Equity:		
Common Stock - 10,000,000 Shares Authorized, No Par Value; Shares Issued and Outstanding: 4,980,481 in 2008 and 4,944,443 in 2007	37,232,651	37,028,186
Additional Paid-in Capital	555,094	350,511
Retained Earnings (Deficit)	(14,210,945)	7,649,040
Accumulated Other Comprehensive Income (Loss), Net of Taxes	(995,597)	(53,790)
TOTAL SHAREHOLDERS' EQUITY	22,581,203	44,973,947
	$ 420,910,015	$ 414,647,325

The accompanying notes are an integral part of these consolidated financial statements.

1st PACIFIC BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
INTEREST INCOME			
Interest and Fees on Loans	$ 25,103,570	$ 27,241,609	$ 22,435,495
Interest on Investment Securities	1,798,850	951,054	374,560
Interest on Federal Funds Sold and Other	326,031	1,008,764	649,660
TOTAL INTEREST INCOME	27,228,451	29,201,427	23,459,715
INTEREST EXPENSE			
Interest on NOW, Savings and Money Market Accounts	2,266,210	3,978,053	2,714,586
Interest on Time Deposits	6,409,604	6,769,382	4,848,524
Interest on Borrowings	1,694,384	1,212,927	653,812
TOTAL INTEREST EXPENSE	10,370,198	11,960,362	8,216,922
NET INTEREST INCOME	16,858,253	17,241,065	15,242,793
Provision for Loan Losses	15,900,000	338,000	444,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	958,253	16,903,065	14,798,793
NONINTEREST INCOME			
Service Charges, Fees and Other Income	953,104	577,844	395,676
Gain on Prepayment of FHLB Advances	151,557	-	-
Gain on Sale of Investment Securities	19,198	3,411	-
Brokered Loan Fees and Gain on Loan Sales	97,824	128,283	142,762
	1,221,683	709,538	538,438
NONINTEREST EXPENSE			
Salaries and Employee Benefits	9,052,949	7,459,716	6,075,991
Occupancy and Equipment Expense	3,055,285	2,337,517	1,536,809
Marketing and Business Promotion	507,026	649,786	591,434
Data Processing	1,228,305	1,092,885	717,034
Professional and Regulatory Fees	1,250,486	837,431	428,325
Office and Administrative Expenses	678,979	874,322	601,350
Core Deposit Intangible Amortization	233,153	98,702	-
Goodwill and Other-Than-Temporary Impairment Charges	11,163,857	-	-
Other Miscellaneous Expenses	24,114	51,262	21,817
	27,194,154	13,401,621	9,972,760
INCOME (LOSS) BEFORE INCOME TAXES	(25,014,218)	4,210,982	5,364,471
Income Tax Expense (Benefit)	(3,154,233)	1,745,801	2,188,953
NET INCOME (LOSS)	$(21,859,985)	$ 2,465,181	$ 3,175,518
NET INCOME (LOSS) PER SHARE - BASIC	$(4.41)	$ 0.56	$ 0.82
NET INCOME (LOSS) PER SHARE - DILUTED	$(4.41)	$ 0.52	$ 0.76

The accompanying notes are an integral part of these consolidated financial statements.

1st PACIFIC BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2008, 2007 and 2006

	Common Stock		Additional	Retained		Accumulated Other
	Number of Shares	Amount	Paid-in Capital	Earnings (Deficit)	Comprehensive Income	Comprehensive Income
Balance, January 1, 2006	3,849,540	$ 20,261,472	$ -	$ 2,008,341		$ (39,451)
Stock-Based Compensation			104,915			
Exercise of Stock Options, Including Tax Benefits of $142,600	40,152	375,608				
Comprehensive Income:						
Net Income				3,175,518	$ 3,175,518	
Unrecognized Gain in Investment Securities Available for Sale, Net of Taxes of $34,643					49,852	49,852
Total Comprehensive Income					$ 3,225,370	
Balance, December 31, 2006	3,889,692	20,637,080	104,915	5,183,859		10,401
Stock-Based Compensation			245,596			
Exercise of Stock Options, Including Tax Benefits of $87,300	56,971	503,262				
Shares and Substituted Warrants Issued in Purchase of Landmark National Bank	1,000,180	15,926,244				
Shares Repurchased upon Exercise of Dissenters' Rights	(2,400)	(38,400)				
Comprehensive Income:						
Net Income				2,465,181	$ 2,465,181	
Unrecognized Loss in Investment Securities Available for Sale, Net of Taxes of $43,209					(62,179)	(62,179)
Add Reclassification of Gain Included in Net Income, Net of Taxes of $1,399					(2,012)	(2,012)
Total Comprehensive Income					$ 2,400,990	
Balance, December 31, 2007	4,944,443	37,028,186	350,511	7,649,040		(53,790)
Stock-Based Compensation			204,583			
Exercise of Stock Options, Including Tax Benefits of $23,900	36,038	204,465				
Comprehensive Loss:						
Net Loss				(21,859,985)	$(21,859,985)	
Unrecognized Loss in Investment Securities Available for Sale, Net of Taxes of $974,604					(1,402,480)	(1,402,480)
Add Reclassification of Net Losses Included in Net Loss, Net of Tax Benefit of $320,129					460,673	460,673
Total Comprehensive Loss					$(22,801,792)	
Balance, December 31, 2008	4,980,481	$ 37,232,651	$ 555,094	$ (14,210,945)		$ (995,597)

The accompanying notes are an integral part of these consolidated financial statements.

1st PACIFIC BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
OPERATING ACTIVITIES			
Net Income (Loss)	$(21,859,985)	$ 2,465,181	$ 3,175,518
Adjustments to Reconcile Net Income (Loss) to			
Net Cash Provided by Operating Activities.			
Provision for Loan Losses	15,900,000	338,000	444,000
Depreciation and Amortization	825,472	699,632	487,027
Stock-Based Compensation	204,583	245,596	104,915
(Gain) Loss on Sale of Securities	(19,198)	(3,411)	-
Impairment Loss on Investment Securities	800,000	-	-
Loss on Sale of Fixed Assets	6,711	11,832	-
Deferred Income Tax Expense (Benefit), Net	(569,430)	258,000	(245,300)
Goodwill Impairment	10,363,857	-	-
Core Deposit Intangible Amortization	233,153	98,702	-
Other Items	(3,641,722)	(1,623,823)	(211,496)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,243,441	2,489,709	3,754,664
INVESTING ACTIVITIES			
Purchases of Investment Securities	(19,273,842)	(8,834,243)	(7,261,146)
Maturities and Sales of Investment Securities	15,785,680	7,929,748	1,492,924
Change in Equity Securities	(1,322,800)	393,650	(471,350)
Net Change in Loans	(18,827,845)	(2,312,418)	(44,885,345)
Cash paid for Acquisition of Landmark	-	(9,374,764)	-
Cash and Cash Equivalents Acquired from Landmark	-	5,417,390	-
Purchases of Premises and Equipment	(348,622)	(1,570,197)	(499,121)
NET CASH USED BY INVESTING ACTIVITIES	(23,987,429)	(8,350,834)	(51,624,038)
FINANCING ACTIVITIES			
Net Increase (Decrease) in DDA and Savings	(32,047,892)	(17,044,578)	1,574,158
Net Increase in Time Deposits	20,522,378	18,768,583	23,055,908
Proceeds from Debt Issuance	-	5,155,000	-
Increase (Decrease) in Short-Term Borrowings	40,000,000	(14,010,000)	24,010,000
Repurchases of Stock	-	(38,400)	-
Stock Options Exercised	204,465	503,262	375,608
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	28,678,951	(6,666,133)	49,015,674
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,934,963	(12,527,258)	1,146,300
Cash and Cash Equivalents at Beginning of Period	17,557,189	30,084,447	28,938,147
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 24,492,152	$ 17,557,189	$ 30,084,447
Supplemental disclosures of cash flow Information:			
Interest Paid	$ 10,104,380	$ 11,814,960	$ 7,970,434
Taxes paid	$ 579,097	$ 1,345,000	$ 2,680,000
Supplemental disclosure of noncash investing activity:			
Transfer of loans to other real estate owned	$ 1,390,000	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

On January 16, 2007, 1st Pacific Bancorp (the "Company") acquired 100% of the outstanding shares of common stock of 1st Pacific Bank of California (the "Bank") which were converted into an equal number of shares of common stock of 1st Pacific Bancorp. There was no cash involved in the transaction. The reorganization was accounted for like a pooling of interests and the consolidated financial statements contained herein have been restated to give full effect to this transaction.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company is a California corporation incorporated on August 4, 2006 and is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Bank is a wholly-owned bank subsidiary of the Company and was incorporated in California on April 17, 2000. The Bank is a California corporation licensed to operate as a commercial bank under the California Banking Law by the California Department of Financial Institutions (the "DFI"). In accordance with the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation (the "FDIC") insures the deposits of the Bank. The Bank is a member of the Federal Reserve System.

The Company is organized as a single operating segment and operates seven full-service branch offices, three in San Diego, California, one in Oceanside, California, one in El Cajon, California, one in Solana Beach, California, and one in La Jolla, California. In February 2008, a limited service branch office was opened in downtown San Diego. The Company's primary source of revenue is derived from providing loans and deposits to its customers, who are predominately small and middle-market businesses and professionals in San Diego County.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Due from Banks

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank was in compliance with all reserve requirements as of December 31, 2008. The Bank maintains amounts due from banks, which exceed federally insured limits; the Bank has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when past due 90 days based on the contractual terms of the loan. Interest income is subsequently recognized only to the extent cash payments are received. For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, "*Accounting by Creditors for Impairment of a Loan,*" as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for credit losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for credit losses that otherwise would be reported.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Allowance for Loan Losses

The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are categorized doubtful, substandard and special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses and reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Federal Home Loan Bank (FHLB) Stock

The Company is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

Other Real Estate Owned

Real Estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lesser of the outstanding loan balance or the fair value at the date of foreclosure minus estimated costs to sell. The excess of the recorded loan balance over the net fair value of the property at the time of foreclosure, if any, is charged to the allowance for loans losses. After foreclosure, the properties are carried at the lower of carrying value or fair value less estimated costs to sell. Any subsequent valuation adjustments, operation expenses or income, and gains and losses on disposition of such properties are recognized in current operations. The valuation allowance is established based on evaluation of appraisals and current market trends.

Advertising Costs

The Company expenses the costs of advertising in the year incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carry-forwards depends on having sufficient taxable income of an appropriate character within the carry-forward periods.

Accounting for Uncertainty in Income Taxes

The Company has adopted Financial Accounting Standards Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Management believes that all tax positions taken to date are highly certain and, accordingly, no accounting adjustment has been made to the financial statements. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note G. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The number of weighted average shares outstanding used to calculate basic and diluted EPS for the years ended 2008, 2007 and 2006 were as follows:

Calculation Type	2008	2007	2006
Basic EPS	4,961,074	4,405,191	3,865,330
Diluted EPS	4,961,074	4,715,218	4,193,154

At December 31, 2008, the potentially dilutive securities that were outstanding have been excluded from the calculation of diluted EPS as the effects are anti-dilutive.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Goodwill and Other Intangibles

Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment. Other intangible assets subject to amortization are evaluated for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset.

Investment in Trust

On June 28, 2007, the Company completed a private placement of $5.0 million in aggregate principal amount of floating rate preferred securities (the "Trust Preferred Securities") through a newly formed Delaware trust affiliate, FPBN Trust I (the "Trust"). The Company purchased a 3% minority interest in the Trust. The balance of the equity of the Trust is comprised of mandatorily redeemable preferred securities. The Company accounts for its investment in the Trust using the equity method under which the subsidiaries net earnings are recognized in the Bancorp's statement of income, pursuant to Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), *"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."*

Pursuant to FIN 46, the Trust is not consolidated into the Company's financial statements. The Federal Reserve Board has ruled that subordinated notes payable to unconsolidated special purpose entities ("SPE's") such as the Trust, net of the bank holding company's investment in the SPE, qualify as Tier 1 Capital, subject to certain limits.

Fair Value Measurement

As defined by SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, the Company discloses the estimated fair value of financial instruments. The Company's estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Applicable disclosures are presented in Note M of these consolidated financial statements.

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*. This Statement amends SFAS No. 107 and defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The impact of adoption of SFAS No. 157 is not material. Applicable disclosures are presented in Note L of these consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

In February 2008, the FASB issued Staff Position ("FSP") 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) for fiscal year beginning after November 15, 2008. Major categories of assets that are recognized or disclosed at fair value for which the Company has not applied the provision of SFAS 157 include Other Real Estate Owned, Goodwill and Intangible Assets.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities with available-for-sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. This new standard was effective, for the Company on January 1, 2008. The Company did not elect the fair value options for any financial assets or financial liabilities as of January 1, 2008.

Statement 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

> Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a Company's own assumptions about the factors that market participants would use in pricing an asset or liability.

Stock-Based Compensation Plans

The Bank has adopted SFAS No. 123(R) "*Shared-Based Payment.*" This Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period in which an employee is required to provide services in exchange for the award, generally the vesting period.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Comprehensive Income

The Company adopted SFAS No. 130, *"Reporting Comprehensive Income,"* which requires the disclosure of comprehensive income and its components. Changes in unrealized gain or loss on available-for-sale securities, net of taxes, are the only components of other comprehensive income for the Company.

Reclassifications

Certain amounts have been reclassified in the 2007 and 2006 financial statements to conform to the 2008 financial statement presentation.

NOTE B - INVESTMENT SECURITIES

Debt and equity securities have been classified in the statements of condition according to management's intent. The approximate amortized cost, gross unrealized holding gains and losses, and fair value of available-for-sale securities at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale Securities:				
December 31, 2008				
Corporate Debt Securities	$ 5,736,787	$ 60,000	$(218,867)	$ 5,577,920
Bank-Qualified Municipals	4,826,452	5	(465,867)	4,360,590
Government-Sponsored Agency - MBS	5,729,350	101,902	(15,406)	5,815,846
Collateralized Mortgage Obligations	9,451,374	-	(1,102,430)	8,348,944
U.S. Agency MBS	996,363	-	(46,789)	949,574
	$ 26,740,326	$ 161,907	$(1,849,359)	$ 25,052,874
December 31, 2007				
Corporate Debt Securities	$ 9,895,810	$ 20,292	$(259,040)	$ 9,657,062
Government-Sponsored Agency Securities	1,995,670	2,636	(24)	1,998,282
Government-Sponsored Agency - MBS	10,530,576	141,842	(4,416)	10,668,002
U.S. Agency MBS	1,415,544	7,539	-	1,423,083
	$ 23,837,600	$ 172,309	$(263,480)	$ 23,746,429

Investment securities in a temporary unrealized loss position as of December 31, 2008 and 2007 are shown in the following table, based on the length of time they have been continuously in an unrealized loss position:

	Less than 12 months		12 months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008						
Corporate Debt Securities	$ 4,317,920	$ 218,867	$ -	$ -	$ 4,317,920	$ 218,867
Bank-Qualified Municipals	3,820,584	465,867			3,820,584	465,867
Government-Sponsored Agency - MBS	1,739,291	15,406	-	-	1,739,291	15,406
Collateralized Mortgage Obligations	8,348,943	1,102,430			8,348,943	1,102,430
U.S. Agency - MBS	949,574	46,789	-	-	949,574	46,789
	$ 19,176,312	$ 1,849,359	$ -	$ -	$ 19,176,312	$ 1,849,359
December 31, 2007						
Corporate Debt Securities	$ 6,653,645	$ 259,040	$ -	$ -	$ 6,653,645	$ 259,040
Government-Sponsored Agency Securities	499,531	24	-	-	499,531	24
Government-Sponsored Agency - MBS	490,926	4,120	102,288	296	593,214	4,416
	$ 7,644,102	$ 263,184	$ 102,288	$ 296	$ 7,746,390	$ 263,480

NOTE B - INVESTMENT SECURITIES - Continued

At December 31, 2008, certain investment securities included in available-for-sale categories had a fair value that was below their amortized cost. The Company conducts a regular assessment of its investment portfolios to determine whether any securities are other-than-temporarily impaired. This assessment is based on the nature of the securities, the financial condition of the issuer, the extent and duration of the loss and the intent and ability of the Company, as of the reporting date, to hold these securities either to maturity or through the expected recovery period. Unrealized losses at December 31, 2008, are concentrated in ten municipal securities and four private-label collateralized mortgage obligations all of which were purchased during 2008 and have been affected by the dislocation in the securities market; however each of these bonds continues to be rated investment grade by independent rating agencies. As of December 31, 2008, based on the nature of these investments and as management has the ability to hold the debt securities for the foreseeable future, these unrealized losses were not considered other-than-temporary.

During 2008, the Company recognized $800,000 in other-than-temporary impairment ("OTTI") charges related to the Company's $2.0 million par investment in debt obligations of Washington Mutual Inc., the bankrupt former parent of Washington Mutual Bank. The OTTI charge reflected a write-down to 60% of par. Although trading in the bond has been limited, subsequent to year-end the Company was able to sell the bond and recognized a gain; thus, no further impairment will be necessary.

The scheduled maturities of securities available for sale at December 31, 2008 are included below. Actual maturities may differ from contractual maturities because some investment securities may allow the right to call or prepay the obligation with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within One Year	$ 2,988,012	$ 2,909,754
After One Year through Five Years	2,748,775	2,668,166
After Five Years through Ten Years	-	-
After Ten Years	4,826,452	4,360,590
Mortgaged-Backed Securities	6,725,713	6,765,420
Collateralized Mortgage Obligations	9,451,374	8,348,944
	$ 26,740,326	$ 25,052,874

As of December 31, 2008, included in accumulated other comprehensive income is net unrealized losses of $1,687,452 less deferred tax benefit of $691,855. As of December 31, 2007, included in accumulated other comprehensive income is net unrealized losses of $91,170 less deferred tax benefit of $37,380.

During 2008, the Company received proceeds from sales of investment securities of $9,997,379 and gross gains of $61,481 and gross losses of $42,283 were included in non-interest income. Total proceeds from sales of available-for-sale securities in 2007 were $1,757,424 and gross gains of $3,609 and gross losses of $198 were included in non-interest income. There were no sales in 2006.

NOTE C - LOANS

The Company's loan portfolio consists primarily of loans to borrowers within San Diego County, California. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Company's market area and, as a result, loan and collateral portfolios are, to some degree, concentrated in those industries.

A summary of the changes in the allowance for loan losses as of December 31 follows:

	2008	2007	2006
Balance at Beginning of Year	$ 4,516,625	$ 3,251,002	$ 2,808,883
Allowance from Landmark Bank Acquisition	-	1,025,581	-
Additions to the Allowance Charged to Expense	15,900,000	338,000	444,000
Recoveries on Loans Charged Off	12,506	7,088	384
	20,429,131	4,621,671	3,253,267
Less Loans Charged Off	(15,370,294)	(105,046)	(2,265)
	$ 5,058,837	$ 4,516,625	$ 3,251,002

The following is a summary of the investment in impaired loans, the related allowance for loan losses, and income recognized thereon and information pertaining to loans on nonaccrual and certain past due loans as of December 31:

	2008	2007	2006
Recorded Investment in Impaired Loans	$ 12,263,545	$ 5,492,134	$ -
Related Allowance for Loan Losses	$ 639,922	$ 536,397	$ -
Average Recorded Investment in Impaired Loans	$ 13,320,387	$ 3,874,991	$ 1,229,197
Interest Income Recognized for Cash Payments	$ 265,955	$ 82,296	$ 95,176
Total Loans on Nonaccrual	$ 12,263,545	$ 5,492,134	$ -
Total Loans Past Due 90 Days or More and Still Accruing	$ -	$ 62,092	$ -

The Company has pledged certain loans as collateral for public deposits. These loans totaled $1,154,000 as of December 31, 2008 and $1,093,000 as of December 31, 2007. In addition, as of December 31, 2008, loans totaling $183.5 million and $63.3 million were pledged to secure credit facilities available through the Federal Home Loan Bank and the Federal Reserve Bank of San Francisco, respectively, discussed in Note H.

Included in total loans are deferred loan fees, net of deferred loan costs, of $511,825 as of December 31, 2008 and $261,569 as of December 31, 2007.

NOTE D - PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2008	2007
Furniture, Fixtures, and Equipment	$ 2,948,777	$ 2,911,270
Computer Equipment	853,148	739,770
Leasehold Improvements	2,352,044	2,272,456
Construction in Progress	127,646	26,343
	6,281,615	5,949,839
Less Accumulated Depreciation and Amortization	(2,670,391)	(1,855,054)
	$ 3,611,224	$ 4,094,785

Below is a summary of future lease rental payables under non-cancelable operating lease commitments, including estimated common area charges and parking costs. The table below includes commitments on existing office leases at December 31, 2008:

2009	$ 1,951,492
2010	1,874,475
2011	1,880,441
2012	1,533,852
2013	1,475,744
Thereafter	5,671,122
	$ 14,387,126

The minimum rental payments shown above are given for the existing lease obligations and are not a forecast of future rental expense. The operating leases generally include either annual fixed increases in the minimum rent or an increase based on the increase in the consumer price index. Additionally, each lease requires payment towards common area charges, either as a pro-rata portion of all operating costs or for increases in such costs over a base year. Management expects that in the normal course of business, leases that expire will be renewed through existing renewal options or be replaced by other leases.

Total rental expense was approximately $1,717,000 for the year ended December 31, 2008; $1,262,000 for the year ended December 31, 2007 and $725,000 for the year ended December 31, 2006.

NOTE E - DEPOSITS

At December 31, 2008, the scheduled maturities of time deposits are as follows:

Due in One Year or Less	$ 165,059,000
Due from One to Three Years	12,474,000
	$ 177,533,000

Deposits from executive officers, directors and their related interests with which they are associated held by the Company totaled $4,525,839 at December 31, 2008 and $4,524,331 at December 31, 2007.

NOTE F - INCOME TAXES

The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying statements of financial condition at December 31:

	2008	2007
Deferred Tax Assets:		
Allowance for Loan Losses Due to Tax Limitations	$ 593,900	$ 1,689,600
State Franchise Taxes	300	119,700
Operating Loss Carry-forwards	7,804,300	2,980,500
Purchase Accounting Adjustments	-	376,400
Unrecognized Loss on Investments	691,900	37,400
Other Items	547,200	224,800
	9,637,600	5,428,400
Deferred Tax Liabilities:		
Deferred Loan Costs	(330,600)	(267,200)
Other Items	(196,500)	(133,200)
	(527,100)	(400,400)
Valuation Allowance	(3,310,000)	(451,400)
Net Deferred Tax Assets	$ 5,800,500	$ 4,576,600

The Company has net operating loss carry-forwards of approximately $17.7 million for Federal income and $25.1 million for California franchise tax purposes, including tax benefits acquired in the acquisition of Landmark which are limited in use to approximately $1,060,000 annually. Federal net operating loss carry-forwards, to the extent not used will expire by 2028. California net operating loss carry-forwards, to the extent not used will expire by 2028.

The valuation allowance recorded against deferred tax assets was increased during 2008 by $2,858,570. The total valuation allowance at December 31, 2008, of $3,310,000 was necessary to reduce net deferred tax assets to a level considered reasonable based on analysis of the Company's historical operating results and discounted for future expectations.

The provision (benefit) for income taxes consists of the following:

	2008	2007	2006
Current Provision (Benefit)	$ (2,584,803)	$ 1,487,801	$ 2,434,253
Deferred Taxes (Benefits)	(3,428,000)	258,000	(245,300)
Total	(6,012,803)	1,745,801	2,188,953
Provision for Valuation Allowance			
On Deferred Income Taxes	2,858,570	-	-
Income Tax Expense (Benefit)	$ (3,154,233)	$ 1,745,801	$ 2,188,953

NOTE F - INCOME TAXES - Continued

The principal sources of deferred income taxes and the tax effect of each are as follows:

	2008	2007	2006
Provision for Loan Losses	$ 1,095,700	$(139,100)	$(182,700)
State Taxes	119,400	44,300	(65,200)
Stock Option Expense	(77,300)	(92,100)	-
Deferred Compensation	-	79,600	-
Purchase Accounting Basis Adjustments	419,400	114,300	200
Net Operating Loss Carry-forwards	(4,823,800)	207,800	-
Organizational Costs	1,000	54,400	-
Alternative Miminum Tax	(173,700)	-	-
Other	11,300	(11,200)	2,400
Net deferred taxes (benefits)	$(3,428,000)	$ 258,000	$(245,300)

As a result of the following items, the total tax provision (benefit), before the valuation allowance was different from the amount computed by applying the statutory income tax rate to earnings before income taxes:

	2008		2007		2006	
Federal "Expected" Tax	$(8,504,800)	-34.0%	$ 1,431,700	34.0%	$ 1,823,900	34.0%
State Franchise Tax, Net	(1,059,000)	-4.2%	283,000	6.7%	338,000	6.3%
Goodwill Impairment	3,523,711	14.1%	-	n/a	-	n/a
Valuation Allowance	2,858,570	11.4%	-	n/a	-	n/a
Other	27,286	0.1%	31,101	0.7%	27,053	0.5%
	$(3,154,233)	-12.6%	$ 1,745,801	41.4%	$ 2,188,953	40.8%

The Company is subject to federal income tax and franchise tax of the state of California. Income tax returns for the years ended December 31, 2007, 2006 and 2005 are open to audit by federal authorities and returns for the years ended December 31, 2007, 2006, 2005 and 2004 are open to audit by California state authorities. Unrecognized tax benefits are not expected to significantly increase or decrease within the next twelve months.

NOTE G - COMMITMENTS

In the ordinary course of business, the Company enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Company's financial statements.

The Company's exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

NOTE G – COMMITMENTS - Continued

As of December 31, 2008 and 2007, the Company had the following outstanding financial commitments whose contractual amount represents credit risk:

	2008	2007
Commitments to Extend Credit	$ 108,235,000	$ 98,385,000
Standby Letters of Credit	3,819,000	5,994,000
	$ 112,054,000	$ 104,379,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluates each client's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company is based on management's credit evaluation of the customer. The majority of the Company's commitments to extend credit and standby letters of credit are secured by real estate or business assets of the related customers.

NOTE H - BORROWING ARRANGEMENTS

The Company has established secured and unsecured lines of credit and may borrow funds from time to time on a term or overnight basis from FHLB, the FRB, or other financial institutions.

Federal Funds Arrangements with Commercial Banks. As of December 2008, we had unsecured lines of credit with correspondent banks, subject to availability, in the amount of $10.0 million. These facilities may be withdrawn by the correspondent banks at their discretion.

FRB Secured Line of Credit. The Company established a secured line of credit with the FRB during 2008. At December 31, 2008, our secured FRB borrowing capacity was $35.2 million. Available credit at the FRB Discount Window is based on borrowing capacity of land and construction loans pledged under the Borrower-in-Custody program. Additional capacity is available based on investment collateral held in safekeeping at FRB.

FHLB Secured Line of Credit. The facility with the FHLB is provided under the blanket lien program and collateralized by a large portion of our real estate secured loans. At December 31, 2008, approximately $241.2 million of real estate and commercial loans are pledged to secure our FHLB advances and provided a borrowing capacity of approximately $59.0 million. The Company had $50.0 million outstanding in FHLB advances at December 31, 2008, all of which have fixed rates. A summary, by year of maturity, is presented below:

	Principal Balance	Weighted Average Interest Rate
2009	$15,000,000	2.01%
2010	25,000,000	2.88%
2011	5,000,000	2.01%
2012	5,000,000	4.31%
	$50,000,000	2.68%

NOTE H – BORROWING ARRANGEMENTS - Continued

On March 31, 2005, the Company issued $5.0 million in Floating Rate Junior Subordinated Debentures in a private placement offering. This offering was undertaken in order to raise the Company's capital ratios. Under current risk-based capital guidelines, subordinated debentures qualify for Tier 2 capital treatment up to 50% of Tier 1 capital and, therefore, increased the Company's total risk-based capital ratio. The terms of the subordinated debt are: a final maturity of June 15, 2020, a right on behalf of the Company for early redemptions beginning in June, 2010, and an interest rate which floats quarterly based on 3-Month LIBOR plus a spread of 178 basis points. The interest rate on the subordinated debt as of December 31, 2008 was 3.78%.

On June 28, 2007, the Company completed a private placement of $5.0 million in aggregate principal amount of floating rate preferred securities (the "Trust Preferred Securities") through a newly formed Delaware trust affiliate, FPBN Trust I (the "Trust"). The Trust used the proceeds from the sale of the Trust Preferred Securities together with the proceeds from the sale of Common Securities to purchase $5,155,000 in aggregate principal amount of the Company's unsecured floating rate junior subordinated debt securities due September 1, 2037 issued by the Company (the "Junior Subordinated Debt Securities"). As of December 31, 2008, the coupon interest rate was 3.58% (3 month LIBOR plus 1.40%) and floats quarterly. The Company shall have the right, subject to regulatory approval, to redeem the debt securities, in whole or from time to time in part, on any interest payment date on or after September 1, 2012. The net proceeds to the Company from the sale of the Junior Subordinated Debt Securities were used by the Company to fund a portion of the cash consideration in the acquisition of Landmark. Pursuant to its rights under the indenture agreement, the Company has elected to defer interest payments on the Trust Securities and may continue this election for up to twenty consecutive quarterly periods.

NOTE I - EMPLOYEE BENEFIT PLAN

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company makes discretionary contributions to the plan. Total contribution expense for the plan was $68,000 in 2008, $95,000 in 2007 and $73,000 in 2006.

NOTE J – STOCK-BASED COMPENSATION PLANS

The 2000 Stock Option Plan (the "2000 Plan") was approved by the stockholders on April 26, 2001, which makes available options on shares of the Company's common stock for grant to employees, directors and consultants at prices not less than the fair market value of such shares at dates of grant. During 2003 and 2005, the shareholders approved amendments to the 2000 plan increasing the total shares available under the 2000 Plan to 1,145,976. All options under the 2000 Plan shall expire on such date as the Board of Directors may determine, but not later than ten years from the date an option is granted, and generally vest over five years. The 2000 Plan provides for accelerated vesting if there is a change of control.

On April 5, 2007, the board of directors of 1st Pacific Bancorp adopted the 1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan (the "Omnibus Plan"). The Omnibus Plan, which also became effective on April 5, 2007, provides that any director, employee or consultant (including any prospective director, employee or consultant) of the Company and any affiliate of the Company shall be eligible to be designated a participant in the Omnibus Plan for purposes of receiving awards. The Board, as administrator of the Omnibus Plan, has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the vesting and exercisability of the awards and the form of consideration payable upon exercise.

NOTE J - STOCK-BASED COMPENSATION PLANS – Continued

Subject to adjustment in certain circumstances, the aggregate number of shares of the Company's common stock that may be issued pursuant to awards granted under the Omnibus Plan is 400,000. The Omnibus Plan provides for the grant of (i) stock options intended to qualify as ISOs under Section 422 of the Internal Revenue Code to the Company's and its affiliates' employees and (ii) non-statutory stock options ("NSOs"), stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, performance unit awards, performance share awards and other stock based awards (each, an "Award") to the Company's and its affiliates' directors, employees and consultants. The Company may grant performance units and shares which are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved. The administrator will establish performance goals at its discretion, which, depending on the extent to which they are met, will determine the number and/or value of performance units and performance shares to be paid to the participant. In the event that 1st Pacific Bancorp experiences a "change in control," all outstanding stock options, stock appreciation rights, restricted stock, unrestricted stock and performance shares would become immediately vested.

The Company recognized stock-based compensation expense of approximately $105,000 in 2006, $246,000 in 2007 and $205,000 in 2008. The related tax benefits were $31,000, $92,000 and $77,000, for 2006, 2007 and 2008, respectively. As of December 31, 2008, options to purchase of 980,148 shares of common stock were outstanding and the number of shares of common stock remaining available for future issuance under equity compensation plans was 370,988.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions presented below:

	2008	2007	2006
Expected Volatility	30.14%	26.58%	16.90%
Expected Term	6.5 Years	6.5 Years	6.5 Years
Expected Dividends	None	None	None
Risk Free Rate	3.10%	4.23%	4.54%
Weighted-Average Grant Date Fair Value	$ 3.06	$ 4.74	$ 4.36

Although trading in the Company's stock has not been extensive, the stock was quoted on the OTC Bulletin Board and beginning January 3, 2008, began trading on the NASDAQ ® Global Market. The expected volatility is based on historical activity. The expected term represents the estimated average period of time that the options remain outstanding. Since the Company does not have sufficient historical data on the exercise of stock options, the expected term is based on the "simplified" method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for U.S. Treasury bonds over the expected term of the options.

NOTE J - STOCK-BASED COMPENSATION PLANS – Continued

The following information and tables present total activity, intrinsic values and unrecognized compensation costs related to the Company's Plans for non-performance based options, performance based options and non-vested stock grants.

Non-Performance Based Options

A summary of the total non-performance based option activity under the Company's 2000 Plan and Omnibus Plan as of December 31, 2008 and changes during the year then ended is presented below:

Non-Performance Based Options	Shares Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at Beginning of Year	895,866	$ 8.44		
Granted	101,000	$ 8.27		
Exercised	(33,538)	$ 5.38		
Forfeited and Expired	(41,180)	$ 14.45		
Outstanding at End of Year	922,148	$ 8.26	5.16 Years	$ -
Options Exercisable	669,302	$ 7.06	5.38 Years	$ -

The total intrinsic value of non-performance based options exercised during the years ended December 31, 2008, 2007 and 2006 was $58,000, $269,000 and $347,000, respectively. As of December 31, 2008, there remained $899,138 of total unrecognized compensation cost related to these outstanding stock options that will be recognized over a weighted average period of approximately 2.4 years.

Performance Based Options

During 2008, no share based option awards were granted. When awarded, vesting is contingent upon meeting company-wide performance goals. Share options under this performance related plan are granted at-the-money, contingently vest over a period of 4 to 5 years, if performance goals are met and have contractual lives of 10 years.

The fair value of each performance based option granted is estimated on the date of grant using Black-Scholes option valuation model assuming performance goals will be achieved. If such goals are not met, no compensation cost is recognized.

NOTE J - STOCK-BASED COMPENSATION PLANS – Continued

A summary of the total performance based options issued under the Company's Omnibus Plan as of December 31, 2008 and changes during the year then ended is presented below:

Performance Based Options	Shares Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	98,000	$ 10.71		
Granted	-	-		
Exercised	-	-		
Forfeited	(40,000)	$ 11.50		
Outstanding at December 31, 2008	58,000	$ 10.16	8.89 Years	$ -
Exercisable at December 31, 2008	-	n/a	n/a	n/a

During 2008, no compensation cost was recognized related to these performance based options as the performance goals were not met. As of December 31, 2008, there remained $196,384 of total unrecognized compensation cost related to the outstanding performance based stock options that will be recognized over a weighted average period of approximately 2.4 years assuming performance goals are met.

Non-Vested Stock Grants

A summary of the total non-vested stock grant activity under the Company's Omnibus Plan as of December 31, 2008 and changes during the year then ended is presented below:

Non-Vested Stock Grants	Shares Outstanding	Weighted-Average Grant-Date Fair Value
Nonvested at Beginning of Year	10,000	$ 11.50
Granted	-	n/a
Vested	(2,500)	$ 11.50
Forfeited	(7,500)	$ 11.50
Nonvested at End of Year	-	n/a

During 2008, no compensation was recognized related to non-vested stock grants.

NOTE K - WARRANTS

In connection with the acquisition of Landmark National Bank, 1st Pacific Bancorp issued substitute warrants to Landmark National Bank warrant holders. Each warrant allows for the purchase of one share of 1st Pacific Bancorp's common stock for $12.85 per share. All warrants expire on December 31, 2009. As of December 31, 2008, a total of 25,239 of these warrants remained outstanding and exercisable.

NOTE L - FAIR VALUE MEASUREMENT

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2).

In certain cases where there is limited activity or less transparency for inputs to the valuation, securities are classified in Level 3 of the valuation hierarchy. For instance, in the valuation of certain collateralized mortgage and debt obligations and high-yield debt securities, the determination of fair value may require benchmarking to similar instruments or analyzing default and recovery rates.

Other Real Estate Owned: The fair value of foreclosed real estate is generally based on estimated market prices from independently prepared appraisals and adjusted for current market conditions, as necessary, on a nonrecurring basis. When a current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, management assumptions are used to adjust fair value, if necessary (Level 3).

Collateral-Dependent Impaired Loans: The Bank does not record loans at fair value on a recurring basis. However, from time to time, fair value adjustments are recorded on these loans to reflect (1) partial write-downs, through charge-offs or specific reserve allowances, that are based on the current appraised or market-quoted value of the underlying collateral or (2) the full charge-off of the loan carrying value. In some cases, the properties for which market quotes or appraised values have been obtained are located in areas where comparable sales data is limited, outdated, or unavailable. Fair value estimates for collateral-dependent impaired loans are obtained from real estate brokers or other third-party consultants (Level 3).

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at December 31, 2008 (in thousands):

Assets and liabilities measured at fair value on a recurring basis

	Total	Level 1	Level 2	Level 3
Securities available for Sale	$ 25,053	$ -	$ 25,053	$ -
Total	$ 25,053	$ -	$ 25,053	$ -

Assets measured at fair value on a non-recurring basis

	Total	Level 1	Level 2	Level 3
Foreclosed assets (OREO) (1)	$ 1,390	$ -	$ -	$ 1,390
Non-Accrual/Impaired Loans (2)	11,624	-	-	11,624
Total	$ 13,014	$ -	$ -	$ 13,014

(1) Represents Other Real Estate Owned net of cost to sell of $139,000.

(2) Represents the carrying value less related write-downs, rewrites, due from SBA and other payoffs/paydowns. The related allowance for loan losses has also been subtracted.

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board ("FASB") SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Company's estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Financial Assets: The carrying amounts of cash, short-term investments, and due from customers on acceptances and bank acceptances outstanding are considered to approximate fair value. Short-term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with banks. The fair values of investment securities, including available for sale, are based on quoted market prices of similar securities, if available, or other model-based valuation techniques, also known as matrix pricing (See Note L - Fair Value Measurement above). The fair value of loans is estimated using a combination of techniques, including discounting estimated future cash flows.

Financial Liabilities: The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to the Company for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments: The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The estimated fair value of financial instruments at December 31 is summarized below (in thousands):

	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and Due from Banks	$ 6,482	$ 6,482	$ 6,397	$ 6,397
Federal Funds Sold	18,010	18,010	11,160	11,160
Investment Securities	25,053	25,053	23,746	23,746
Loans	346,840	347,135	345,302	348,809
Federal Reserve, FHLB and Bankers' Bank Stock, at Cost	4,611	4,611	3,184	3,184
Accrued Interest Receivable	1,415	1,415	1,913	1,913
Financial Liabilities:				
Deposits	333,836	335,657	345,362	346,006
Borrowings and Notes Payable	60,155	60,666	20,155	19,910
Accrued Interest and Other Liabilities	4,338	4,338	4,157	4,157

NOTE N - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below, of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

NOTE N - REGULATORY MATTERS - Continued

Under the regulatory framework for prompt corrective action, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

	Actual		Amount of Capital Required Under Prompt Corrective Provisions			
			To Be Adequately Capitalized		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total Capital (to Risk-Weighted Assets)	$ 33,301	8.7%	$ 30,503	8%	$ 38,129	10%
Tier 1 Capital (to Risk-Weighted Assets)	$ 23,531	6.2%	$ 15,251	4%	$ 22,877	6%
Tier 1 Capital (to Average Assets)	$ 23,531	5.4%	$ 17,458	4%	$ 21,822	5%
As of December 31, 2007:						
Total Capital (to Risk-Weighted Assets)	$ 46,481	12.0%	$ 30,979	8%	$ 38,724	10%
Tier 1 Capital (to Risk-Weighted Assets)	$ 36,932	9.5%	$ 15,490	4%	$ 23,234	6%
Tier 1 Capital (to Average Assets)	$ 36,932	9.0%	$ 16,928	4%	$ 21,160	5%

Based on the Bank's actual capital ratios at December 31, 2008, the Bank is considered adequately capitalized. There are no conditions or events since that date that management believes have changed the Bank's category.

The Company is not subject to similar regulatory capital requirements because its consolidated assets do not exceed $500 million, the minimum asset size criteria for bank holding companies subject to those requirements.

As an adequately capitalized institution, the Bank may not accept, renew or roll over brokered deposits unless it has obtained a waiver from the FDIC. Although the Bank plans to apply for such a waiver related to a portion of its brokered deposits, there is no guarantee that such application will be approved.

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's primary regulatory agency. The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of the Bank's undivided profits or the Bank's net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period. Based on these regulations and the Company's financial results, the Company has resolved not to declare or pay any dividends without the prior approval of the Federal Reserve.

NOTE O - MERGER-RELATED ACTIVITY

Effective July 1, 2007, the Company acquired 100% of the outstanding common stock of Landmark National Bank ("Landmark") and acquired all of its assets and assumed all of its liabilities. Landmark operated two full-service branch offices in Solana Beach and La Jolla, CA, serving predominately small and middle-market businesses and professionals in the County of San Diego. Landmark's results of operations are included in the Company's results beginning July 2, 2007. As a result of the acquisition, the Company has expanded its branch network in San Diego County, added experienced banking personnel, and added loan and deposit totals complementary to its existing product offerings.

NOTE O – MERGER-RELATED ACTIVITY - Continued

The purchase price consisted of approximately 35% cash consideration and 65% stock, totaling $25.3 million, which was comprised of the following:

Common Stock - 1,000,180 shares issued (1)	$ 15,926,244
Cash Consideration	8,619,912
Transaction Fees and Costs	754,852
Total Purchase Price	$ 25,301,008

(1) The value of the shares of common stock issued was determined based on the weighted average market price of all shares traded over the 3 trading days before and after the terms of the acquisition were agreed to and announced on February 22, 2007. The weighted average price for these trading days was $15.923378 per share.

The merger was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the merger date as summarized below.

Cash and Cash Equivalents	$ 5,417,390
Investment Securities & Interest-bearing Deposits	13,843,596
Loans, Net	71,313,143
Premises and Equipment	858,834
Equity Securities	1,491,000
Core Deposit Intangible (CDI)	1,644,399
Goodwill	10,360,839
Deferred Tax Benefit and Other Assets	4,405,684
Total Assets Acquired	109,334,885
Deposits	81,799,124
Other Liabilities	2,234,753
Total Liabilities Assumed	84,033,877
Net Assets Acquired	$ 25,301,008

Goodwill recorded in this transaction is not deductible for income tax purposes. The core deposit intangible will be amortized over the expected account retention period, which was originally estimated at approximately 8 years. The core deposit intangible is evaluated periodically to determine the reasonableness of the projected amortization period by comparing actual deposit retention to projected retention. At December 31, 2008, the core deposit intangible balance of $1,312,544 is net of accumulated amortization of $331,855. The table below summarizes the Company's estimated core deposit intangible amortization expense for the next five fiscal years:

2009	$340,400
2010	337,973
2011	267,297
2012	164,101
2013	161,770
	$1,271,541

NOTE O - MERGER-RELATED ACTIVITY - Continued

During 2008, the Company performed impairment testing during the second, third and fourth quarters on the goodwill recorded in the 2007 acquisition of Landmark because of the declining trends in the marketplace. These reviews showed continued and significant deterioration of the stock market in the fourth quarter of 2008 and increasingly low multiples in reported mergers and acquisitions activity. Taking these factors into consideration, along with the Company's declining operating results, a goodwill impairment loss of $10.4 million, representing 100% of the recorded goodwill, was recorded in the fourth quarter based on an estimate of the fair value of the Company as one reporting unit.

NOTE P - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

On January 16, 2007, the Company was involved in a corporate reorganization whereby the Bank became a wholly-owned subsidiary of the Company which was accounted for like a pooling of interest. The earnings of the subsidiary are recognized using the equity method of accounting. Condensed financial statements of the parent company only are presented below as if the pooling was effective January 1, 2006:

1st Pacific Bancorp (Parent Company Only)

CONDENSED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
Cash	$ 38,635	$ 167,296
Investment in Subsidary	27,253,470	49,590,817
Investment in FPBN Trust I	155,000	155,000
Accrued Interest and Other Assets	312,483	253,995
	$ 27,759,588	$ 50,167,108
LIABILITIES AND SHAREHOLDERS' EQUITY		
Subordinated Debt and Other Borrowings	$ 5,155,000	$ 5,155,000
Accrued Interest and Other Liabilities	23,385	38,161
TOTAL LIABILITIES	5,178,385	5,193,161
TOTAL SHAREHOLDERS' EQUITY	22,581,203	44,973,947
	$ 27,759,588	$ 50,167,108

NOTE P - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY - Continued

CONDENSED INCOME STATEMENT

	December 31, 2008	2007	2006
INCOME			
Dividends from Statutory Trusts	$ 7,221	$ 5,498	$ -
Cash dividends from 1st Pacific Bank	-	4,400,000	-
TOTAL INCOME	7,221	4,405,498	-
EXPENSES			
Interest on Subordinated Debt Securities and Other Borrowings	240,167	183,520	69
Other Expenses	209,115	145,009	44,435
Income Tax Benefit	(182,200)	(132,000)	(18,247)
TOTAL EXPENSE	267,082	196,529	26,257
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	(259,861)	4,208,969	(26,257)
Dividends in (Excess) of Equity in Undistributed Income of Subsidiary	(21,600,124)	(1,743,788)	3,201,775
NET INCOME (LOSS)	$(21,859,985)	$ 2,465,181	$ 3,175,518

NOTE P - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY - Continued

CONDENSED STATEMENTS OF CASH FLOWS

	December 31, 2008	2007	2006
OPERATING ACTIVITIES			
Net Income (Loss)	$(21,859,985)	$ 2,465,181	$ 3,175,518
Adjustments to Reconcile Net Income to			
Net Cash Provided (Used) by Operating Activities:			
Equity in Income (Loss) of Subsidiary	21,600,124	(2,656,212)	(3,201,775)
Other Items	(73,265)	(232,449)	16,615
NET CASH USED BY OPERATING ACTIVITIES	(333,126)	(423,480)	(9,642)
INVESTING ACTIVITIES			
Investment in Subsidiaries	-	(243,090)	-
Dividends Received from Subsidiary	-	4,400,000	-
Cash paid for Acquisition of Landmark	-	(9,176,504)	-
NET CASH USED BY INVESTING ACTIVITIES	-	(5,019,594)	-
FINANCING ACTIVITIES			
Proceeds from Trust Preferred Securities	-	5,155,000	-
(Decrease) Increase in Short-Term Borrowings	-	(10,000)	10,000
Repurchases of Stock	-	(38,400)	150
Stock Options Exercised	204,465	503,262	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	204,465	5,609,862	10,150
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(128,661)	166,788	508
Cash and Cash Equivalents at Beginning of Period	167,296	508	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 38,635	$ 167,296	$ 508

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

General

1st Pacific Bancorp (the "Company", "we", "our", or "us") is a California corporation incorporated on August 4, 2006 and is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended. 1st Pacific Bank of California (the "Bank") is a wholly-owned bank subsidiary of the Company and was incorporated in California on April 17, 2000. The Bank is a California corporation licensed to operate as a commercial bank under the California Banking Law by the California Department of Financial Institutions (the "DFI"). In accordance with the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation (the "FDIC") insures the deposits of the Bank. The Bank is a member of the Federal Reserve System.

A reorganization to form a holding company was completed on January 16, 2007, whereby all outstanding shares of the Bank were converted into an equal number of shares of the Company. Prior to the reorganization, the Company had minimal activity, which was primarily related to preparing for the reorganization. At present, the Company does not engage in any material business activities other than ownership of the Bank. References to the Company are references to 1st Pacific Bancorp (including the Bank), except for periods prior to January 16, 2007, in which case, references to the Company are to the Bank.

After completing its initial public offering, the Company commenced operations on November 17, 2000, from a branch office in the Golden Triangle area of San Diego and a branch office in the Tri-Cities area of North San Diego County ("North County"). In the following years, the Company opened additional branch offices, one in the Mission Valley area of San Diego, one in the Inland North County area of San Diego and one in El Cajon.

On July 1, 2007, the Company completed the acquisition of Landmark National Bank ("Landmark"), with assets of approximately $109.0 million. Landmark's two established offices became part of the Bank's branch network; one in Solana Beach and one in downtown La Jolla. As a result of the acquisition, the financial results found herein reflect the combined entity beginning July 2, 2007.

During the third quarter of 2007, the Company moved its corporate headquarters location within the University Towne Centre area of San Diego and relocated the Golden Triangle branch office to the same facility. In February 2008, the Company opened a limited service branch office in downtown San Diego.

The Company is organized as a single operating unit with eight branch offices. The Company's primary source of revenue is interest earned on loans it provides to customers. The Company funds its lending activities primarily through providing deposit products and services to customers, but also through advances from the Federal Home Loan Bank of which we are a member, correspondent banks, the Federal Reserve Bank and brokered deposits. The Company's customers are predominately small and medium-sized businesses and professionals in San Diego County. As of December 31, 2008, the Company has grown to approximately $421 million in total assets.

Strategy

The Company's mission statement is: "To build relationships that create significant results for our customers, employees, shareholders and community." The Company believes that to be successful in its competitive environment, it needs to attract and retain great people (e.g. directors and employees) to foster and grow loyal client relationships, which build enduring franchise value. This strategy is synopsized by the Company's corporate motto: *People.Relationships.Results.*

Services Offered

General. The primary operational focus of the Company is to meet the financial service needs of its target market – small and medium-sized businesses and professionals – within its service area. Therefore, the Company offers a full line of loan and deposit products and certain related financial services designed to cater to this target market. As a community bank, the Company's personnel are actively involved in the community and an emphasis is placed on personalized "relationship banking," where the banking relationship is predicated on the banker's familiarity with the customer and its business.

Lending Services. As discussed in further detail below, the Company's lending activities focus on commercial and residential real estate loans, construction loans, commercial business loans and loans made or guaranteed through the Small Business Administration (the "SBA") loan program responsive to the target market's needs. The Company believes these loan products take advantage of the local economy and the consolidation of banking institutions in San Diego County and contiguous areas, which have created opportunities for an independent, service-oriented bank.

Deposit Products and Services. The Company's expertise is developing custom-tailored financial solutions for individuals, businesses and professionals desiring personalized banking services. The diverse needs of its commercial and consumer customers are considered and, as such, the Company offers a wide range of accounts and services, designed around the preferences of our customers. Account officers consult with the various specialists in the Company to satisfy the customer's immediate and long-range deposit and borrowing needs. As a community bank, the following services offered are designed to make banking easy and convenient.

Bank Deposits. The Company offers personal and business checking, money market, savings and certificates of deposit accounts which can all be tied into a one-statement package. The types and terms of such accounts are offered on a competitive basis. The interest rates payable by the Company on the various types of interest-bearing deposit accounts are a function of a number of factors, including rates paid by the Company's competitors, the need for liquidity for lending operations and the changes in monetary policy as announced by the Federal Open Market Committee.

Cash Management Services. The Company specializes in meeting the unique banking needs of business owners. The Company accomplishes this by having developed a comprehensive set of cash management tools and services. Some of the cash management products the Company offers are online banking, automated clearing house ("ACH") origination, wire transfers, daily sweep products, lockbox processing and account transfers / management. The Company also has a wire transfer system with advanced features for business customers that, among other things, provide immediate confirmation of wire receipts. In addition to these products, the Company offers courier service to collect deposits from San Diego-area customers and has a correspondent relationship with another bank allowing the Company to accept deposits at thousands of third party locations for non-local depository needs. The Company also offers a service called Remote Deposit Capture with an additional feature called BusinessPro Deposit Link which allows customers to make deposits into their checking accounts from their offices. The Company has thirty (30) Deposit Link Service customers as of February 2009.

The Company believes that these services, as well as the other customer convenience services that it offers, allow the Company to offer a competitive and customized package of services to its customers.

Service Area

The Company considers its primary market to be the greater San Diego County region and this is where it has chosen to locate all of its branch offices. San Diego and the surrounding county has grown from a small military town to a population of approximately three million people in part because of its desirable climate, diversified economy and employment base.

The Company's executive office and its original head office are both located in the Golden Triangle area of San Diego, which is a hub of the "North City" business center. The Company's second original branch office is located in the Tri-Cities area of North County (Oceanside, Carlsbad and Vista). The Company's third branch office was opened in 2003 in the Mission Valley area of San Diego. In 2005, the Company opened its fourth branch office in the Inland North County Area of San Diego along the Interstate 15 corridor. A fifth branch office was opened in April 2006 in the city of El Cajon in San Diego's East County Area. Effective July 1, 2007, the Company completed its acquisition of Landmark and added two branch offices in Solana Beach and La Jolla to the Company's branch network. In February 2008, the Company opened a limited service branch office in downtown San Diego.

Competition

The banking business in California, generally, and specifically in the greater San Diego and adjacent areas, is highly competitive with respect to both loans and deposits. The business is dominated by a relatively small number of major banks, most of which have many offices operating over wide geographic areas. Many of the major commercial banks and their affiliates, including those headquartered outside California, offer certain services (such as trust and securities brokerage services) that are not offered directly by the Company. By virtue of their greater total capitalization, such banks have substantially higher lending limits and substantially larger advertising and promotional budgets. In addition, the Company faces strong competition from other community banks headquartered in the greater San Diego area that are also serving individuals and businesses.

In recent years, a large number of mergers and consolidations of both banks and savings entities have occurred in California and throughout the nation. A substantial number of the larger banks have been involved in major mergers. The result is that these institutions generally have centralized and standardized services and some lending functions and decisions are sent outside the area. Acquisitions by major interstate bank holding companies and other large acquirers in the greater San Diego vicinity have resulted in numerous branch consolidations in the area. Many long-standing relationships have been disrupted or severed, while many other customers are now subjected to less personalized and more "standardized" services.

As a result of this merger and consolidation activity, since 2000, community banking in San Diego has undergone a growth period and a significant number of new or *de novo* institutions have opened. Despite the increased competition from newer community banks, larger institutions continue to control the majority of the deposit market share in the region. This continues to present the Company with the opportunity to attract customers who are dissatisfied with the level of service provided by larger banks. Additionally, it is expected that merger activity will continue to provide opportunities in its market area.

In order to compete with the major financial institutions in the Company's primary service areas, the contacts of the Company's organizers, founders, advisors, directors and officers are used to the fullest extent possible with residents and businesses in the Company's primary service areas. Specialized services, local promotional activity and personal contacts by the Company's officers, directors and other employees are emphasized. Programs have been developed to specifically address the needs of small to medium-sized businesses, professional businesses, as well as business owners and their employees. Legal lending limits sometimes prevent the Company from making a loan on its own. In these circumstances, the Company can arrange for loans to be made on a participation basis with other financial institutions and intermediaries.

BASIS OF PRESENTATION

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), is for the years ended December 31, 2008 and 2007 and is intended to assist the reader in understanding the operations and present business condition of the Company.

On January 16, 2007, 1st Pacific Bancorp acquired 100% of the outstanding shares of common stock of 1st Pacific Bank of California which were converted into an equal number of shares of common stock of 1st Pacific Bancorp. There was no cash involved in the transaction. The reorganization was accounted for as a pooling of interests and the consolidated financial statements contained herein have been restated to give full effect to this transaction. The presentation of the 2006 financial statements has been changed to show the effect of the bank holding company reorganization and reflects consolidation of holding company assets of approximately $19,000 and a net loss of approximately $26,000 for the period ended December 31, 2006.

1st Pacific Bancorp is inactive except for interest expense associated with the junior subordinated debentures (related to the trust preferred securities; discussed further in the section below entitled "Liquidity Management, Interest Rate Risk, Financing and Capital Resources") and minimal other expenses. Therefore, financial information is primarily reflective of the Bank.

The MD&A below includes the following sections:

- *Financial Overview* – a general description of our business and a summary of the financial results for the current year.
- *Distribution of Assets, Liabilities and Stockholders' Equity: Interest Rates and Interest Differential* – average balances and average rates earned and paid in the past three years, analysis of changes in interest due to volume and rate.
- *Liquidity Management, Interest Rate Risk, Financing and Capital Resources* – a discussion of liquidity, interest rate risk, short-term and other borrowings, capital resources and the effects of inflation on interest rates.
- *Investment Portfolio* – a discussion of the types of securities held in the investment portfolio including amortized cost, market value and weighted average yield.
- *Loan Portfolio* – a discussion of types of loans, maturities and sensitivities of loans to changes in interest rates analysis, loan quality discussion, loan concentrations and allowance for loan losses.
- *Deposits* – a discussion of sources of deposits, distribution of average deposits and average rates paid and scheduled maturity distribution of time deposits of $100,000 or more.
- *Noninterest Income and Noninterest Expense* – a discussion of material changes in noninterest income and noninterest expense.
- *Income Taxes* – a discussion of changes in income tax expense.
- *Contractual Obligations* – a discussion of contractual obligations by cross-reference to Note D, Premises and Equipment, of the Consolidated Financial Statements included herein.
- *Off-Balance Sheet Arrangements* – a discussion of the Company's off-balance sheet financial instruments.
- *Critical Accounting Policies and Estimates* – a discussion of accounting policies considered material to the presentation of the Company's financial statements.

promotional budgets. In addition, the Company faces strong competition from other community banks headquartered in the greater San Diego area that are also serving individuals and businesses.

In recent years, a large number of mergers and consolidations of both banks and savings entities have occurred in California and throughout the nation. A substantial number of the larger banks have been involved in major mergers. The result is that these institutions generally have centralized and standardized services and some lending functions and decisions are sent outside the area. Acquisitions by major interstate bank holding companies and other large acquirers in the greater San Diego vicinity have resulted in numerous branch consolidations in the area. Many long-standing relationships have been disrupted or severed, while many other customers are now subjected to less personalized and more "standardized" services.

As a result of this merger and consolidation activity, since 2000, community banking in San Diego has undergone a growth period and a significant number of new or *de novo* institutions have opened. Despite the increased competition from newer community banks, larger institutions continue to control the majority of the deposit market share in the region. This continues to present the Company with the opportunity to attract customers who are dissatisfied with the level of service provided by larger banks. Additionally, it is expected that merger activity will continue to provide opportunities in its market area.

In order to compete with the major financial institutions in the Company's primary service areas, the contacts of the Company's organizers, founders, advisors, directors and officers are used to the fullest extent possible with residents and businesses in the Company's primary service areas. Specialized services, local promotional activity and personal contacts by the Company's officers, directors and other employees are emphasized. Programs have been developed to specifically address the needs of small to medium-sized businesses, professional businesses, as well as business owners and their employees. Legal lending limits sometimes prevent the Company from making a loan on its own. In these circumstances, the Company can arrange for loans to be made on a participation basis with other financial institutions and intermediaries.

BASIS OF PRESENTATION

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), is for the years ended December 31, 2008 and 2007 and is intended to assist the reader in understanding the operations and present business condition of the Company.

On January 16, 2007, 1st Pacific Bancorp acquired 100% of the outstanding shares of common stock of 1st Pacific Bank of California which were converted into an equal number of shares of common stock of 1st Pacific Bancorp. There was no cash involved in the transaction. The reorganization was accounted for as a pooling of interests and the consolidated financial statements contained herein have been restated to give full effect to this transaction. The presentation of the 2006 financial statements has been changed to show the effect of the bank holding company reorganization and reflects consolidation of holding company assets of approximately $19,000 and a net loss of approximately $26,000 for the period ended December 31, 2006.

1st Pacific Bancorp is inactive except for interest expense associated with the junior subordinated debentures (related to the trust preferred securities; discussed further in the section below entitled "Liquidity Management, Interest Rate Risk, Financing and Capital Resources") and minimal other expenses. Therefore, financial information is primarily reflective of the Bank.

The MD&A below includes the following sections:

- *Financial Overview* – a general description of our business and a summary of the financial results for the current year.
- *Distribution of Assets, Liabilities and Stockholders' Equity: Interest Rates and Interest Differential* – average balances and average rates earned and paid in the past three years, analysis of changes in interest due to volume and rate.
- *Liquidity Management, Interest Rate Risk, Financing and Capital Resources* -- a discussion of liquidity, interest rate risk, short-term and other borrowings, capital resources and the effects of inflation on interest rates.
- *Investment Portfolio* – a discussion of the types of securities held in the investment portfolio including amortized cost, market value and weighted average yield.
- *Loan Portfolio* – a discussion of types of loans, maturities and sensitivities of loans to changes in interest rates analysis, loan quality discussion, loan concentrations and allowance for loan losses.
- *Deposits* – a discussion of sources of deposits, distribution of average deposits and average rates paid and scheduled maturity distribution of time deposits of $100,000 or more.
- *Noninterest Income and Noninterest Expense* – a discussion of material changes in noninterest income and noninterest expense.
- *Income Taxes* – a discussion of changes in income tax expense.
- *Contractual Obligations* – a discussion of contractual obligations by cross-reference to Note D, Premises and Equipment, of the Consolidated Financial Statements included herein.
- *Off-Balance Sheet Arrangements* – a discussion of the Company's off-balance sheet financial instruments.
- *Critical Accounting Policies and Estimates* – a discussion of accounting policies considered material to the presentation of the Company's financial statements.

FINANCIAL OVERVIEW

We are a San Diego-based bank holding company for 1st Pacific Bank of California. We provide traditional commercial financial services to small and medium-sized businesses and individuals in several San Diego County communities. The comparability of our 2008 financial results with our 2007 financial results is affected by the Company's acquisition of Landmark National Bank ("Landmark"), which was completed July 1, 2007, and operating results include the operations of Landmark since the date of the acquisition. For further discussion on this acquisition, see Note O, Merger-Related Activity, of our Consolidated Financial Statements included herein.

During 2008, total assets increased 1.5% to $420.9 million from $414.6 million at year end 2007. Compared to the prior year-end, FHLB borrowings, increased from $10.0 million to $50.0 million. Total deposits decreased approximately $11.5 million to $333.8 million and total loans outstanding increased approximately $2.1 million to $351.9 million.

Net loss for the year ended December 31, 2008, was $21.9 million versus net income of $2.5 million in 2007. The net loss was primarily the result of a one-time, non-recurring 100% write-down of goodwill in the amount of $10.4 million and the addition of $15.9 million to the allowance for loan losses to cover loan charge-offs and provide reserves for increased problem loans.

The Bank's net interest margin was under pressure beginning mid-2007 when the pricing of loans and deposits became very competitive. This pressure on net interest margin intensified as the Federal Open Market Committee ("FOMC") implemented an easing policy beginning in September 2007. During 2008, the FOMC began an extensive rate reduction campaign, which reduced the Bank's prime rate 400 basis points by year-end. The Bank met the prime rate reductions with aggressive repricing of deposits, which helped to shield the net interest margin from the severe prime rate reduction.

While the Bank plans for modest growth in 2009, the year is likely to be one where we continue to feel pressure on our capital and net interest margin and strong competition for deposits, especially in light of our not being able to accept brokered deposits without regulatory approval. Pressure on net interest margin is expected to continue in 2009 as a result of the low rate environment and as the Bank works through its nonperforming assets. Along with continued loan growth, the Bank expects significant workouts in its special assets portfolio. Management also anticipates continued volatility in its net interest margin due to changes in earning asset mix, changes in cost of funds, and changes in the level of interest rates or the direction of interest rates.

Noninterest expenses increased from $13.4 million in 2007 to $27.2 million in 2008, a $13.8 million increase. The bulk of this variance can be explained by two events experienced by the Company in 2008: (1) a goodwill write-off of $10.4 million, and; (2) an other-than-temporary impairment ("OTTI") charge of $800,000 on a corporate bond investment. Both of these events were due to the volatile economic and market conditions in late 2008.

The Company also, for the first time in history, posted significant loan charge-offs of $15.4 million. Non-performing loans increased 121% between December 2007 and December 2008, from 1.34% of total assets to 2.91%, respectively. The percentage of non-performing assets, which includes $1.4 million in OREO and $1.3 million in non-accrual debt securities, to total assets increased from 1.34% at December 31, 2007 to 3.54% at December 31, 2008. The level of loan loss reserve at December 31, 2008 was 1.44%; up from 1.29% at December 2007. The loan loss provision charged against earnings during 2008 was $15.9 million up from $338,000 in 2007.

As a result of the losses experienced in 2008, the Bank is considered "adequately" capitalized at December 31, 2008. The Bank has implemented a number of initiatives to improve its operating results and is evaluating a number of alternatives to improve its capital ratios back to the "well-capitalized" level. The Company will continue to focus on the financial services needs within our target market – small and medium-sized businesses and professionals in the greater San Diego County area.

The following selected financial data of the Company has been derived from and should be read in conjunction with the Company's audited Consolidated Financial Statements and Notes included herein. The information contained in this summary may not be indicative of future financial condition or results of operations.

Selected Financial Data

	As of or For the Periods Ending December 31,				
	2008	2007(1)	2006	2005	2004
	(dollars in thousands, except per share data)				
Summary of Operations					
Interest Income	$ 27,228	$ 29,201	$ 23,460	$ 16,695	$ 10,363
Interest Expense	10,370	11,960	8,217	4,125	1,923
Net Interest Income	16,858	17,241	15,243	12,570	8,440
Provision for Loan Losses	15,900	338	444	553	850
Noninterest Income	1,222	710	539	491	466
Goodwill Impairment	10,364	-	-	-	-
Other Noninterest Expense	16,830	13,402	9,973	8,532	5,993
Income (Loss) before Income Taxes	(25,014)	4,211	5,364	3,976	2,063
Income Taxes (Benefit)	(3,154)	1,746	2,189	1,626	837
Net Income (Loss)	$ (21,860)	$ 2,465	$ 3,176	$ 2,350	$ 1,226
Per Share Data					
Net Income (Loss) – Basic	$ (4.41)	$ .56	$ .82	$ .61	$ .34
Net Income (Loss) – Diluted	(4.41)	.52	.76	.56	.32
Tangible Book Value	4.26	6.68	6.67	5.77	5.16
Ending Number of Shares Outstanding	4,980,481	4,944,443	3,889,692	3,849,540	3,819,920
Weighted Average Number of Shares Outstanding	4,961,074	4,405,191	3,865,330	3,840,596	3,560,036
Balance Sheet Data – At Period End					
Total Assets	$ 420,910	$ 414,647	$ 318,464	$ 265,582	$ 209,709
Total Loans	351,899	349,819	275,266	230,382	188,552
Allowance for Loan Losses	5,059	4,517	3,251	2,809	2,265
Investment Securities	25,053	23,746	8,998	3,146	5,940
Other Real Estate Owned	1,390	-	-	-	-
Total Deposits	333,836	345,362	261,838	237,208	180,291
Total Shareholders' Equity	22,581	44,974	25,936	22,230	19,697
Operating Ratios and Other Selected Data					
Return on Average Assets	-4.98%	.67%	1.13%	1.01%	.71%
Return on Average Equity	-48.82%	6.96%	13.25%	11.28%	7.00%
Efficiency Ratio	150.41%	74.66%	63.19%	65.32%	67.29%
Net Interest Margin	4.09%	4.87%	5.61%	5.56%	5.06%
Dividend Payout Ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Tangible Equity to Assets	5.07%	8.20%	8.14%	8.37%	9.39%
Selected Asset Quality Ratios – At Period End					
Nonperforming Loans to Total Loans	3.49%	1.59%	0.00%	0.46%	0.00%
Nonperforming Assets to Total Assets	3.54%	1.34%	0.00%	0.40%	0.00%
ALLL as a Percentage of Total Loans	1.44%	1.29%	1.18%	1.22%	1.20%

(1) FYE 2007 includes the acquisition of Landmark National Bank, effective July 1, 2007.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods indicated. Nonaccrual loans are included in the calculation of the average balances of loans, and interest not accrued is excluded.

Average Balances with Rates Earned and Paid

	For the Periods Ended December 31,								
	2008			2007 (dollars in thousands)			2006		
	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid
Assets									
Interest-Earning Assets:									
Investment Securities	$ 30,116	$ 1,585	5.26%	$ 15,564	$ 812	5.22%	$ 6,448	$ 285	4.42%
Federal Funds Sold and Other	15,718	340	2.16%	20,127	1,009	5.01%	13,208	650	4.92%
Federal Reserve, FHLB and Bankers' Bank Stock	4,551	200	4.40%	2,820	139	4.92%	1,794	90	5.00%
Loans [1]	362,067	25,103	6.93%	315,255	27,241	8.64%	250,369	22,435	8.96%
Total Interest-Earning Assets	412,452	27,228	6.60%	353,766	29,201	8.25%	271,819	23,460	8.63%
Noninterest-Earning Assets, net	26,274			14,522			8,442		
Total Assets	$ 438,726			$ 368,288			$ 280,261		
Liabilities and Shareholders' Equity									
Interest-Bearing Liabilities:									
Interest-bearing Checking	$ 15,851	$ 76	0.48%	$ 15,219	$ 154	1.01%	$ 14,200	$ 174	1.22%
Savings & Money Market	99,023	2,190	2.21%	95,754	3,824	3.99%	67,989	2,541	3.74%
Time Deposits under $100k	39,636	1,540	3.88%	25,864	1,260	4.87%	26,109	1,092	4.18%
Time Deposits, $100k or More	118,110	4,870	4.12%	108,056	5,509	5.10%	82,840	3,756	4.53%
Other Borrowings	46,414	1,694	3.65%	20,584	1,213	5.89%	10,819	654	6.04%
Total Interest-Bearing Liabilities	319,034	10,370	3.25%	265,477	11,960	4.51%	201,957	8,217	4.07%
Demand Deposits	70,628			64,319			52,550		
Other Liabilities	4,290			2,831			1,573		
Shareholders' Equity	44,774			35,661			24,181		
Total Liabilities and Shareholders' Equity	$ 438,726			$ 368,288			$ 280,261		
Net Interest Income		$ 16,858			$ 17,241			$ 15,243	
Net Interest Margin (Net Interest Income / Interest-Earning Assets)			4.09%			4.87%			5.61%

(1) Interest income includes amortized loan fees, net of costs, of approximately $396,000, $540,000 and $706,000 in 2008, 2007 and 2006, respectively.

The principal component of the Company's revenues is net interest income. Net interest income is the difference (the "interest rate spread") between the interest earned on the Company's loans and investments and the interest paid on deposits and other interest-bearing liabilities. As the Company is asset sensitive, net interest margin typically improves during a rising rate environment and declines during a declining rate environment.

For 2008, net interest income was $16.9 million compared to $17.2 million for the year ending December 31, 2007, a 2% decrease. Even though the Bank's volume of average earning assets increased $58.3 million in 2008 to $412.5 million, a 16% increase, net interest income declined as a result of the sharp decrease in net interest margin from 4.87% to 4.09%, a reduction of 78 basis points. This decrease in net interest margin compared to the prior year reflects the cumulative effects of changes in monetary policy, including a 400 basis point reduction in the Bank's prime rate by year-end 2008. The severe drop in the federal funds target rate from 4.25% at December 31, 2007 to 0.25% by the end of 2008 has had a detrimental effect on the Bank's net interest margin.

To counter the contraction of its net interest margin, the Company regularly and aggressively repriced deposit rates downward as the prime lending rate made a rapid descent. Because of the prime lending rate drop the percentage of loan assets which were priced at their floor increased to 42% as of December 31, 2008. Despite these factors, net interest margin has been negatively affected by interest rate cuts, the resulting decrease in total loan yields and the active competition in the local market for deposits. The Company closely monitors and manages its interest rate sensitivity; however, management anticipates instability of its net interest margin to continue due to changes in the earning asset mix, changes in cost of funds, and changes in the level of interest rates or the direction of interest rates. For further information regarding the Company's interest rate risk, see the "Liquidity Management, Interest Rate Risk, Financing and Capital Resources" section below.

For 2007, net interest income was $17.2 million compared to $15.2 million for the year ending December 31, 2006, a 13% increase. This growth in net interest income for the year ending December 31, 2007 primarily relates to the increase in average earning assets, which increased from $271.8 million in 2006 to $353.8 million in 2007, a 30% increase, mostly due to the acquisition of Landmark which was effective July 1, 2007. However, this volume increase was offset by the decrease in the net interest margin from 5.61% to 4.87%, a decline of 74 basis points, or 13%. This decrease in net interest margin compared to the prior year reflects the cumulative effects of changes in monetary policy, including 100 basis points in increases to the target Federal Funds rate between January and June of 2006 and then a cumulative 100 basis point cut in the target Federal Funds rate in a three-month period beginning in September of 2007. The federal funds target rate was 4.25% at December 31, 2007.

The following tables show the changes in interest income and expense as a result of changes in volume and rate for each of the last two fiscal years. Changes due to both rate and volume are allocated to volume.

Analysis of Volume and Interest Rate Changes

	(dollars in thousands) Year Ended December 31, 2008 Versus the Year Ended December 31, 2007		
	Amount of Change Attributed to		
	Volume	Rate	Total Change
Investment securities (1)	$ 766	$ 7	$ 773
Federal funds sold	(95)	(574)	(669)
Other earning assets	76	(15)	61
Loans	3,246	(5,384)	(2,138)
Changes in interest income	3,993	(5,966)	(1,973)
NOW, savings and money market	75	(1,787)	(1,712)
Time deposits under $100,000	535	(255)	280
Time deposits of $100,000 or more	415	(1,054)	(639)
Other borrowings	943	(462)	481
Changes in interest expense	1,968	(3,558)	(1,590)
Total change in net interest income	$ 2,025	$ (2,408)	$ (383)

	Year Ended December 31, 2007 Versus the Year Ended December 31, 2006		
	Amount of Change Attributed to		
	Volume	Rate	Total Change
Investment securities	$ 474	$ 53	$ 527
Federal funds sold	347	12	359
Other earning assets	50	(1)	49
Loans	5,607	(801)	4,806
Changes in interest income	6,478	(737)	5,741
NOW, savings and money market	1,119	144	1,263
Time deposits under $100,000	(11)	179	168
Time deposits of $100,000 or more	1,285	468	1,753
Other borrowings	575	(16)	559
Changes in interest expense	2,968	775	3,743
Total change in net interest income	$ 3,510	$ (1,512)	$ 1,998

(1) Bank-qualified municipals receive preferential treatment for federal income tax purposes. Changes shown are before any such Federal tax benefit.

The Company expects its risk exposure to changes in interest rates during 2009 to remain manageable and within acceptable policy ranges. Management will continue to strive for an optimal balance between risk and earnings.

LIQUIDITY MANAGEMENT, INTEREST RATE RISK, FINANCING AND CAPITAL RESOURCES

Liquidity Management

Balance sheet liquidity, which is a measure of an entity's ability to meet fluctuations in deposit levels and provide for customers' credit needs, is managed through various funding strategies that reflect the maturity structures of the sources of funds being gathered and the assets being funded.

The Bank's liquidity results primarily from funds provided by short-term liabilities such as demand deposits, certificates of deposit, and short-term borrowings and is augmented by payments of principal and interest on loans. The Bank has access to short-term investments, primarily Federal funds sold, which is the primary means for providing immediate liquidity. As an additional aid to managing short-term liquidity needs, the Bank also maintains credit facilities at correspondent banks which may be reduced or withdrawn at any time, and borrowing facilities through its Federal Home Loan Bank membership and the FRB Discount Window which may include provisions for pledging of collateral. Below is a summary of the total borrowing capacity available under these facilities and amounts outstanding at December 31, 2008:

Capacity and Outstanding Borrowings

Source of Borrowing Facility	Capacity	Outstanding at 12/31/2008
Secured line based on pledged loan collateral at:		
Federal Home Loan Bank	$59,330,025	$50,000,000
Federal Reserve Bank	$36,471,740	$0
Unsecured lines at correspondent banks	$10,000,000	$0

The objective of the Bank's asset/liability strategy is to manage and monitor liquidity proactively to ensure the safety and soundness of the Bank's capital base, while maintaining adequate net interest margins and spreads to provide an appropriate return to shareholders. The Bank has procedures in place to manage its liquidity on a daily basis and maintains "contingency" sources of liquidity, whereby a certain level of liquidity sources are reserved to be used for unforeseen contingency purposes. To allow for more efficient balance sheet management, the Company manages its "on" balance sheet liquidity ratios and "off" balance sheet liquidity sources. Additionally, the Bank has established thresholds for non-core deposits. Non-core deposits are defined as time deposits greater than $100,000 and all brokered deposits. Brokered deposits are deposits obtained through any person engaged in the business of placing deposits or facilitating the placement of deposits, of third parties with insured depository institutions, with some limited exceptions. Brokered deposits also include deposits obtained through any insured depository institution that is not well capitalized, or any employee of such institution, which engages in the solicitation of deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions in such depository institution's normal market area. During 2008, total brokered deposits increased from $48.2 million at December 31, 2007, to $84.9 million at December 31, 2008. This increase of $36.7 million in total brokered deposits is primarily the result of increased balances in the Certificate of Deposit Account Registry Service ("CDARS") reciprocal program, which are considered brokered deposits and increased by $28.8 million during 2008 and totaled $36.2 million at December 31, 2008.

As a result of the Bank no longer being considered "well-capitalized", the Bank is no longer able to accept, renew or rollover brokered deposits unless and until such time as its receives a waiver from the FDIC. The Bank has applied for a waiver from the FDIC to continue to accept, renew or rollover CDARS reciprocal brokered deposits; however, there can be no guarantee this waiver will be granted and, if not, the Bank will need to seek other alternatives, which may be more costly for funding purposes, as these deposits mature.

In August 2008, the Company modified its policy as a result of an increased interest in CDARS and the desire of the Bank to continue to offer this program as an option to its customers seeking additional deposit insurance. CDARS deposits continue to be considered brokered, however, they are not viewed as having the same degree of volatility as other traditional brokered deposits. As of December 31, 2008, total CDARS deposits were $36.2 million compared to $7.3 million at December 31, 2007.

In order to manage the Bank's liquidity, management monitors a number of liquidity ratios, including the level of liquid assets to funding sources (both on and off the balance sheet), the level of dependence on non-core funding sources, the level of loans to funding sources, the level of short-term investments to total assets, contingent sources to total deposits, available liquidity to total funding and the level of unfunded loan commitments. As of December 31, 2008, management considers the Bank's liquidity sufficient to meet the Bank's liquidity needs.

Despite the significant net loss in 2008, the Company had positive cash flow from operations because the goodwill impairment charge and the provision for loan losses are non-cash expenses. Net financing activities of $28.7 million; primarily from increased borrowings, were used to fund net investing activities of $22.7 million, primarily net increase in loans funded.

1st Pacific Bancorp is a company separate and apart from the Bank and must provide for its own liquidity. As of December 31, 2008, 1st Pacific Bancorp had no borrowings other than junior subordinated debentures and had approximately $39,000 in unrestricted cash. See Note P, Condensed Financial Information of Parent Company Only, to the Consolidated Financial Statements herein for additional financial information regarding 1st Pacific Bancorp. Substantially all of 1st Pacific Bancorp's revenues are obtained from dividends declared and paid by the Bank. Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's primary regulatory agency. The California Financial Code provides that a bank may not make a cash distribution to its shareholder in excess of the lesser or the Bank's undivided profits or the Bank's net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period. As a result of the net loss experienced in 2008 and agreement with the Bank's regulators, it is unlikely the Bank will be able to make dividend payments to 1st Pacific Bancorp in the foreseeable future. Pursuant to its rights under the indenture agreement, the Company has elected to defer interest payments on the subordinated debentures and may continue such deferment for up to twenty calendar quarters. Management is evaluating alternate means to provide 1st Pacific Bancorp with cash to meet its other minimal operating expenses.

Interest Rate Risk

The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets and timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk.

The table below sets forth the interest rate sensitivity of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2008, using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. When the rate on a loan with a floating rate has reached a contractual floor or ceiling level, the loan is treated as a fixed rate loan for purposes of determining its rate-sensitivity until the rate is again free to float.

Interest Rate Sensitivity of Interest-Earning Assets and Liabilities

	Estimated Maturity or Repricing				
	Up to Three Months	Over Three Months To Less Than One Year	Over One to Five Years	Over Five Years	Total
			(dollars in thousands)		
Interest-Earning Assets:					
Investment Securities	$ 3,674	$ 1,925	$ 3,313	$ 16,141	$ 25,053
Federal Funds Sold	18,010	–	–	–	18,010
Loans	111,831	75,528	92,713	71,827	351,899
Totals	$ 133,515	$ 77,453	$ 96,026	$ 87,968	$ 394,962
Interest-Bearing Liabilities:					
Interest-Bearing Checking	$ 16,731	$ –	$ –	$ –	$ 16,731
Savings & Money Market	77,037	–	–	–	77,037
Time Deposits	33,129	131,930	12,474	–	177,533
Other Borrowings	10,155	15,000	35,000	–	60,155
Totals	$ 137,052	$ 146,930	$ 47,474	$ –	$ 331,456
Interest Rate Sensitivity Gap	$ (3,537)	$ (69,477)	$ 48,552	$ 87,968	$ 63,506
Cumulative Interest Rate Sensitivity Gap	$ (3,537)	$ (73,014)	$ (24,462)	$ 63,506	$ 63,506
Cumulative Interest Rate Sensitivity Gap Ratio Based on Total Assets	-0.84%	-17.35%	-5.81%	15.09%	15.09%

Gap analysis is a method of analyzing exposure to interest rate risk, by measuring the ability of the Company to reprice its interest rate-sensitive assets and liabilities. The actual impact of interest rate movements on the Company's net interest income may differ from that implied by any gap measurement, depending on the direction and magnitude of the interest rate movements and the repricing characteristics of various on and off-balance sheet instruments, as well as competitive pressures. These factors are not fully reflected in the foregoing gap analysis and, as a result, the gap report may not provide a complete assessment of the Company's interest rate risk. In addition to gap analysis, such as the table above, the Company estimates the effect of changing interest rates on its net interest income using the repricing and maturity characteristics of its assets and liabilities and the estimated effects on yields and costs of those assets and liabilities.

Based on the gap analysis and the Company's assessment of its exposure to interest rate risk, the Company is considered to be "asset sensitive." In general, "asset sensitive" means that, over time, the Company's assets will reprice faster than its liabilities. In a rising interest rate environment, net interest income can be expected to increase and, in a declining interest rate environment, net interest income can be expected to decrease. In addition, a rising interest rate environment will affect the Company's ability to reprice loans that bear variable interest rates but are currently at their floor rates and will not fluctuate immediately. At December 31, 2008, approximately $152 million, or 42% of loans were priced at their floor interest rate. If interest rates increase, the rates earned on these loans will begin to adjust above their floor rates and the Company's asset sensitivity will increase. Conversely, in the current declining interest rate environment, the Company will benefit from floor rates built into existing variable rate loans as the indexed rates decline to the floor rates and stop adjusting downwards. The benefit derived, if any, by the Company when loan rates drop to their floor rates may be mitigated by the increased likelihood that those loans may be refinanced by the borrowers with other financial institutions.

The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities, which may move in concert with inflation both as to interest rates and value. This is especially true for banks with a high percentage of interest rate-sensitive assets and liabilities. The Company manages its sensitivity to changes in interest rates by performing a gap analysis of its rate sensitive balance sheet and modeling the effects of changes in interest rates on its net interest income. The Company attempts to structure its mix of financial instruments and manage its interest rate sensitivity gap in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and, therefore, its earnings and capital.

Short-Term and Other Borrowings

The Bank may borrow up to $10.0 million overnight on an unsecured basis from its correspondent banks; each of these facilities may be withdrawn at any time by the correspondent bank. In addition, the Bank has arranged a borrowing line with the Federal Home Loan Bank of San Francisco ("the FHLB"), under which the Bank may borrow up to 15% of its assets subject to providing adequate collateral and fulfilling other conditions of the line. The Bank also has a secured borrowing facility with the Federal Reserve Bank. For additional information, see Note H, Borrowing Arrangements, to the Consolidated Financial Statements included herein.

As of December 31, 2008, the Bank had $50.0 million in outstanding fixed rate FHLB advances which are outlined below:

Year of Maturity	Principal Balance	Weighted Average Interest Rate
2009	$15,000,000	2.01%
2010	25,000,000	2.88%
2011	5,000,000	2.01%
2012	5,000,000	4.31%
	$50,000,000	2.68%

At December 31, 2007, the Bank had $10.0 million outstanding in two term FHLB advances which are still outstanding as of December 31, 2008 in the table above: (1) a $5.0 million advance with an interest rate of 4.5% and a final maturity of September 14, 2009 and callable by the FHLB beginning September 14, 2008 and quarterly thereafter; (2) a $5.0 million advance with an interest rate of 4.31%, and a final maturity of September 13, 2012 and callable by the FHLB on September 13, 2009. As of December 31, 2006, the Bank had $24.0 million outstanding in

FHLB advances under these borrowing lines, which matured in January 2007 and had a weighted average interest rate of 5.34%.

Below is a table of maximum amounts of FHLB borrowings outstanding at any month-end during the reporting periods, and the approximate average amounts outstanding and weighted average interest rate as of December 31 of the reporting periods.

Year Ended	Maximum Amt Outstanding at any Month-End	Average Balance	Weighted Average Interest Rate
	(dollars in thousands)		
2008	$65,000	$36,247	3.31%
2007	$29,000	$13,006	5.11%
2006	$24,000	$ 5,786	5.29%

On March 31, 2005, the Bank issued $5.0 million in Floating Rate Junior Subordinated Debentures in a private placement offering. This offering was undertaken in order to raise the Bank's capital ratios. Under risk-based capital guidelines, subordinated debentures qualify for Tier 2 capital treatment up to 50% of Tier 1 capital and, therefore, increased the Bank's total risk-based capital ratio. The terms of the subordinated debt are: a final maturity of June 15, 2020, a right on behalf of the Bank for early redemptions beginning in June, 2010, and an interest rate which floats quarterly based on 3 Month LIBOR plus a spread of 178 basis points. The interest rate on the subordinated debt as of December 31, 2008 is 3.78%.

On June 28, 2007, the Company completed a private placement of $5.0 million in aggregate principal amount of floating rate preferred securities (the "Trust Preferred Securities") through a newly-formed Delaware trust affiliate, FPBN Trust I (the "Trust"). The Trust used the proceeds from the sale of the Trust Preferred Securities together with the proceeds from the sale of Common Securities to purchase $5,155,000 in aggregate principal amount of the Company's unsecured floating rate junior subordinated debt securities due September 1, 2037, issued by the Company (the "Junior Subordinated Debt Securities"). As of December 31, 2008, the coupon interest rate was 3.58% (3 month LIBOR plus 1.40%) and floats quarterly. The Company shall have the right, subject to regulatory approval, to redeem the debt securities, in whole or from time to time in part, on any interest payment date on or after September 1, 2012. The net proceeds to the Company from the sale of the Junior Subordinated Debt Securities were used by the Company to fund a portion of the cash consideration in the acquisition of Landmark.

Capital Resources

The Bank opened in November 2000 after completing its initial public offering and raising $11.5 million in capital. In 2002, the Bank completed a secondary offering of securities, raising $4.2 million in new capital. During 2003 and 2004, the Bank raised approximately $4.3 million from the conversion of 95% of common stock purchase warrants that were issued in connection with its 2000 initial public offering and the 2002 secondary offering. On May 16, 2005, the Bank's board of directors declared a two-for-one stock split of the Bank's common stock payable to shareholders of record on June 15, 2005. The shareholders received one additional share for each share they owned. All share and per share data has been restated for prior periods to reflect this stock split. In 2007, the Company issued approximately 1.0 million shares valued at $15.9 million in connection with the acquisition of Landmark.

The Company's shareholders' equity at December 31, 2008 was $22.6 million, a decrease of $22.4 million compared to the $45.0 million at December 31, 2007. The decrease was primarily the result of net losses for the year which included a one-time goodwill write down of $10.4 million. Tangible book value per share totaled $4.27 at December 31, 2008, compared to $6.68 as of December 31, 2007.

In 1990, the banking industry began to phase in new regulatory capital adequacy requirements based on risk-adjusted assets. These requirements take into consideration the risk inherent in investments, loans, and other assets for both on-balance sheet and off-balance sheet items. Under these requirements, the regulatory agencies have set minimum thresholds for Tier 1 capital, total capital and leverage ratios. The Bank's risk-adjusted capital ratios, shown below as of December 31, 2008, 2007 and 2006 have been computed in accordance with regulatory accounting policies. See also Note N, Regulatory Matters, of the Consolidated Financial Statements herein for more information on regulatory capital requirements.

Capital Ratios

	December 31, 2008	2007	2006	Minimum Requirements
Tier 1 Capital to Average Assets ("Leverage Ratio")	5.4%	9.0%	8.7%	4.0%
Tier 1 Capital to Risk-Weighted Assets	6.2%	9.5%	8.7%	4.0%
Total Capital to Risk-Weighted Assets	8.7%	12.0%	11.5%	8.0%

On October 3, 2008, the Emergency Economic Stabilization Act of 2008, or EESA, was enacted, which increased FDIC insurance coverage, as well as provided up to $700 billion in funding for the financial services industry. Pursuant to the EESA, the U.S. Treasury was initially authorized by congress to use $350 billion for the Troubled Asset Relief Program, or TARP. Of this amount, the U.S. Treasury allocated $250 million to the Capital Purchase Program, or CPP. This program allows a qualifying institution to apply for up to three percent of its total risk-weighted assets in capital, which will be in the form of non-cumulative perpetual preferred stock of the institution with a dividend rate of 5% until the fifth anniversary of the investment and 9% thereafter. The U.S. Treasury will also receive warrants for common stock of the institution equal to 15% of the capital invested. On January 15, 2009, the second $350 billion of TARP funding was released to the U.S. Treasury. The Bank applied in October 2008 for TARP funding of 3% of risk-weighted assets (approximately $12 million) and is currently waiting to hear about the status of the application as of the filing date of this report.

Under California law, 1st Pacific Bancorp would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend, the sum of 1st Pacific Bancorp's assets would be at least equal to 125% of its liabilities, and 1st Pacific Bancorp's current assets would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding those fiscal years, the current assets of 1st Pacific Bancorp would be at least equal to 125% of its current liabilities. The primary source of funds with which dividends could be paid to shareholders would come from cash dividends received by the Company from the Bank. The Bank, as a state-chartered bank, is subject to dividend restrictions set forth in the California Financial Code, and administered by the DFI. Under such restrictions, the Bank may not pay cash dividends in an amount which exceeds the lesser of the retained earnings of the Bank or the Bank's net income for the last three fiscal years (less the amount of distributions to shareholders during that period of time). If the above test is not met, cash dividends may only be paid with the prior approval of the DFI, in an amount not exceeding the Bank's net income for its last fiscal year or the amount of its net income for the current fiscal year. The FRB may also limit dividends paid by the Company. Based on these regulations and the Company's current financial results, the Company has resolved not to declare or pay any dividends without prior approval of the FRB and the Bank has agreed not to declare or pay any dividends without prior approval of the FRB and the DFI.

INVESTMENT PORTFOLIO

The primary objective of the Company's investment portfolio is to contribute to maximizing shareholder value by providing adequate liquidity sources to meet fluctuations in the Company's loan demand and deposit structure. To meet this objective, the Company invests in securities that generate reasonable rates of return to the Company given its liquidity objectives. Secondary objectives of the investment portfolio which may be considered include: meeting pledging requirements of public or other depositors; minimizing the Company's tax liability; accomplishing strategic goals; and assisting various local public entities with their financing needs (which may assist the Company in meeting its CRA objectives).

The Board of Directors has established policies regarding the investment activities of the Company, including establishment of risk limits and ensuring that management has the requisite skills to manage the risks associated with the Company's investment activities. The Board of Directors reviews portfolio activity and risk levels and requires management to demonstrate compliance with approved risk limits. Senior management is responsible for establishing and enforcing policies and procedures for conducting investment activities. Management must have an understanding of the nature and level of various risks involved in the Company's investments and how such risks fit within the overall risk characteristics of the Company's balance sheet.

The Chief Financial Officer acts as the Company's Investment Officer and ensures that the day-to-day guidelines of the Company's investment policies are properly implemented and that all investments meet regulatory and accounting guidelines. The Chief Executive Officer or the Chief Financial Officer must approve each investment transaction. The Company monitors its investment portfolio closely, and accordingly, its composition may change substantially over time.

At December 31, 2008, the Company held securities guaranteed or issued by the Federal National Mortgage Association ("FNMA") totaling $3.9 million which was in excess of 10% of the Company's shareholder equity. The contractual maturity distribution based on amortized cost and fair value as of December 31, 2008, is shown below. Mortgage-backed securities ("MBS") have contractual terms to maturity, but require periodic payments to reduce principal. In addition, expected maturities may differ from contractual maturities because obligors and/or issuers may have the right to call or prepay obligations with or without call or prepayment penalties. See Note B, Investment Securities, to the Consolidated Financial Statements included herein for additional information on investment securities.

Amounts and Distribution of Investment Portfolio

	December 31,								
	2008			2007			2006		
	(dollars in thousands)								
	Amortized Cost	Market Value	Wghtd Avg Yield	Amortized Cost	Market Value	Wghtd Avg Yield	Amortized Cost	Market Value	Wghtd Avg Yield
Available-for-Sale Securities:									
Corporate Debt Securities:									
One Year or Less	$ 2,988	$ 2,910	4.52%	$ 994	$ 965	5.83%	$ -	$ -	
One Year to Five Years (1)	2,749	2,668	3.06%	8,902	8,692	6.22%	3,958	3,985	5.86%
Total	5,737	5,578	3.82%	9,896	9,657	6.18%	3,958	3,985	5.86%
Bank-Qualified Municipals:									
Due after Ten Years (2)	4,827	4,361	4.79%	-	-		-	-	
Collateralized Mortgage Obligations:									
Due after Ten Years	9,451	8,349	6.77%	-	-		-	-	
Government-Sponsored Agency Securities:									
One Year or Less	-	-		1,996	1,998	5.48%	-	-	
Government-Sponsored Agency - MBS:									
(Unallocated)	5,729	5,816	5.43%	10,531	10,668	5.64%	-	-	
U.S. Agency - MBS (Unallocated)	996	949	4.00%	1,415	1,423	5.05%	5,023	5,013	6.84%
Total Investment Securities	$ 26,740	$ 25,053	4.91%	$ 23,838	$ 23,746	5.64%	$ 8,981	$ 8,998	4.98%

(1) Includes amortized cost of $1.2 million for a corporate bond which was on non-accrual as of December 31, 2008.

(2) Bank-qualified municipals receive preferential treatment for federal income tax purposes. Weighted average yields shown are before any such Federal tax benefit.

During 2008, the Company placed a corporate bond with a par value of $2.0 million on non-accrual status and ultimately recognized $800,000 in OTTI charges during the year. This corporate bond was an investment in debt of Washington Mutual Inc., the bankrupt former parent of Washington Mutual Bank. The OTTI charge reflected a write-down to 60% of par. Trading activity in the bond was limited and volatile; however, in January 2009, the bond was sold and the Bank recognized a gain upon sale.

LOAN PORTFOLIO

Types of Loans

The Bank originates, purchases, or acquires participating interests in loans for its portfolio and for possible sale in the secondary market. Total loans were $349.8 million at December 31, 2007 and increased to $351.9 million at December 31, 2008, an increase of $2.1 million, or approximately 1.0%. Types of loans include construction and land development loans, residential and commercial real estate loans, commercial business loans, SBA loans, and consumer loans. At year end 2008, real estate loans made up 42% of the portfolio and have grown 23% since the prior year. Consumer loans grew by 60% while construction and land loans, commercial loans and SBA loans each declined by 13%, 11% and 44%, respectively. The yield on loans dropped from 8.64% in 2007 to 6.93% in 2008, mostly due to a 400 basis point drop in the prime rate during 2008.

Loan Portfolio Composition by Type of Loan

	December 31,				
	2008	2007	2006	2005	2004
			(dollars in thousands)		
Loans:					
Construction & Land Development	$ 109,593	$ 125,661	$ 116,389	$ 94,912	$ 59,579
Real Estate – Residential & Commercial	147,965	120,531	81,131	65,123	57,058
SBA Loans – 7a & 504	8,820	15,880	19,883	21,965	24,640
Commercial Business	69,225	77,582	52,797	43,970	41,555
Consumer	16,296	10,165	5,066	4,412	5,720
Total Loans	351,899	349,819	275,266	230,382	188,552
Allowance for Loan Losses	(5,059)	(4,517)	(3,251)	(2,809)	(2,265)
Net Loans	$ 346,840	$ 345,302	$ 272,015	$ 227,573	$ 186,287
Commitments:					
Standby Letters of Credit	$ 3,819	$ 5,994	$ 3,224	$ 1,649	$ 153
Undisbursed Loans and Commitments to Grant Loans	108,235	98,385	87,527	85,661	69,034
Total Commitments	$ 112,054	$ 104,379	$ 90,751	$ 87,310	$ 69,187

Construction loans are primarily made as interim loans to finance the construction of commercial and single family residential property. These loans are typically for a term of approximately 12 months. Other real estate loans consist primarily of commercial and industrial real estate loans. This type of loan is made based on the income generating capacity of the property or the cash flow of the borrower. These loans are secured by the property. In general, our policy is to restrict these loans to no more than 75% of the lower of the appraised value or the purchase price of the property. We offer both fixed and variable rate loans with maturities that generally do not exceed 15 years, unless the loans are SBA loans secured by real estate or other commercial real estate loans easily sold in the secondary market.

A portion of total real estate loans and commercial business loans are made under certain SBA loan programs. These loans generally are structured such that they may be sold, either as a whole with servicing released, as is the case for SBA 504 loans, or in the case of SBA 7(a) loans, the guaranteed portion may be sold in the secondary market and the servicing is retained. To date, SBA 7(a) loans have only been sold in a limited number of cases; however, certain SBA 504 loans have been packaged for sale when the rates and terms of the loans do not meet our asset and liability management objectives.

Commercial loans are made to provide working capital, finance the purchase of equipment and for other business purposes. These loans can be "short-term," with maturities ranging from 30 days to one year, or "term loans" with maturities normally ranging from one to 25 years. Short-term loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest.

Maturities and Sensitivities of Loans to Changes in Interest Rates

Many of the Bank's loans have floating interest rates, typically tied to the prime-lending rate as published in The Wall Street Journal. The majority of these floating rate loans are adjusted at least quarterly.

Loan Maturity by Category

	December 31, 2008 (dollars in thousands)			
	Due in One Year Or Less	Due After One Year to Five Years	Due After Five Years	Total
Construction & Land Development	$ 92,797	$ 16,608	$ 188	$ 109,593
Real Estate - Residential & Commercial	39,755	32,531	75,679	147,965
SBA Loans - 7a & 504	958	1,225	6,637	8,820
Commercial Business	8,648	21,495	39,082	69,225
Consumer	15,975	256	65	16,296
Total	$ 158,133	$ 72,115	$ 121,651	$ 351,899

Floating Rate	$ 114,358
Fixed Rate	237,541
Total	$ 351,899

As stated in the "Liquidity and Interest Rate Risk" section above, when the rate on a loan with a floating rate has reached a contractual floor or ceiling level, the loan is treated as a fixed rate loan for purposes of determining its rate-sensitivity until the rate is again free to float. At December 31, 2008, approximately $152 million of the fixed rate loans, noted above, were floating rate loans priced at their floor interest rate. We monitor the level of sensitivity of the Company's loan portfolio to changes in interest rates on a regular basis under our interest rate risk management program.

Allowance for Loan Losses

Many banks experienced a significant decline in loan asset quality including increased delinquency and problem credit issues in 2008 causing management, regulatory agencies and auditors to review allowance for loan and lease losses methodologies with a tremendous amount of scrutiny. Arriving at an appropriate allowance involves a high degree of management judgment.

The following table summarizes, for the periods indicated, changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, additions to the allowance which have been charged to operating expenses and certain ratios relating to the allowance for loan losses:

Changes in Allowance for Loan Losses

	For the Year Ended December 31, (dollars in thousands)				
	2008	2007	2006	2005	2004
Allowance for Loan Losses:					
Balance at Beginning of Period	$ 4,517	$ 3,251	$ 2,809	$ 2,265	$ 1,454
Landmark Bank Acquisition Allowance	-	1,026	-	-	-
Net Loans Charged off:					
Total Charge Offs	(15,371)	(105)	(2)	(11)	(41)
Total Recoveries on Loans Previously Charged Off	13	7	-	2	2
Net Loans (Charged Off) Recoveries	(15,358)	(98)	(2)	(9)	(39)
Provision for Loan Losses	15,900	338	444	553	850
Balance at End of Period	$ 5,059	$ 4,517	$ 3,251	$ 2,809	$ 2,265
Ratios:					
Net Loans Charged Off to Average Loans	4.24%	0.03%	0.00%	0.00%	0.03%
Allowance for Loan Losses to Total Loans	1.44%	1.29%	1.18%	1.22%	1.20%

Provisions for loan losses are based on an analysis of the loan portfolio and include such factors as historical experience, the volume and type of loans in the portfolio, the amount of nonperforming loans, regulatory policies, general economic conditions, and other factors related to the ability to collect on loans in the portfolio. The amount provided for loan losses is charged to earnings. The provision for loan losses was $15.9 million for 2008 compared to $338,000 for the year ending December 31, 2007. The Bank ended 2008 with a 1.44% level of allowance for loan losses to total loans compared to 1.29% for the year ended December 31, 2007.

Since its inception in 2000 through December 31, 2007, the Bank has charged off a total of $164,508 with recoveries of $14,052, leaving a net charge off total for the Bank of $150,456; which represented 0.043% of the Bank's December 31, 2007 net loans. During 2008, the Bank posted significant loan charge-offs totaling $15.4 million (see "Loan Quality" below for further discussion of charge-offs).

As of December 31, 2008, our loan loss reserve was $5.1 million, or 1.44% of total loans outstanding. The year-end provision for loan losses followed an extensive review of the entire loan portfolio including a stress test to assist in projecting future losses. Nonperforming loans as of December 31, 2008 totaled $12.3 million, with an additional $1.4 million in OREO. However, the determination of the adequacy of the loan loss reserve took into consideration the reasonable potential for loans returning to a performing status and the adequacy of the collateral securing those loans.

On a quarterly basis, the Bank performs a detailed internal review to identify the risks inherent in the loan portfolio, to assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan losses and the related provision for loan losses, which is charged to expense.

In addition to its internal review process, the credit quality of the Bank's loan portfolio is evaluated by contracted, independent credit reviewers, by examiners as part of the regulatory review process, and by CPA's as part of the annual financial audit.

During 2008, the Bank decided to transition to a different independent credit review service than had been used in previous years. The Bank felt the transition to a new third party reviewer was warranted to increase the level of background and experience of the contractor in construction and real estate lending, and especially in regards to nonperforming assets. The new credit review contractor performed special reviews of commercial real estate loans in September 2008 and December 2008 and a routine credit review covering fourth quarter activity. Management utilized the results of these independent reviews in assessing the adequacy of the allowance for loan losses.

In January 2008, a joint examination from the Federal Reserve Bank of San Francisco and the DFI was completed, with no changes recommended either to the loan loss allowance calculation methodology or to the level of the allowance for loan losses. Furthermore, a targeted asset quality examination was completed by the regulators in October 2008. As a result of this targeted asset quality exam, the Bank agreed to improve asset quality, reduce the level of problem loans, develop a plan to reduce the concentration of commercial real estate ("CRE") loans, enhance its CRE stress testing assessments, and enhance its loan policies and procedures.

A key element of the methodology for assessing the risks inherent in the loan portfolio is the credit classification process. Loans identified as less than "pass" are reviewed individually to estimate the amount of probable losses that need to be included in the allowance. These reviews include analysis of financial information as well as evaluation of collateral securing the credit. Three allocation components are used: General based on qualitative factors, Specific and Specific Impaired. The General component estimates probable future loan loss based on qualitative designation and considers factors such as national and local economic changes, changes to management or staff and unemployment rates as well as historical experience; the Specific component is designed to calculate a reserve for criticized and classified loans; and the Specific Impaired component allocates a probable loss amount on impaired loans. Additionally, the inherent risk present in the "pass" portion of the loan portfolio is assessed by taking into consideration historical losses on pools of similar loans, adjusted for trends, conditions and other relevant factors that may affect repayment of the loans in these pools. Upon completion, the written analysis is presented to the Board of Directors for discussion, review and approval.

We consider the current allowance for loan losses to be adequate to provide for risks inherent in the loan portfolio. All available information is used to recognize losses on loans and leases; however, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may recommend additions based upon their evaluation of the portfolio at the time of their examination. Accordingly, there can be no assurance that the allowance for loan losses will be adequate to cover future loan losses or that significant additions to the allowance for loan losses will not be required in the future. Material additions to the allowance for loan losses would decrease earnings and capital, among other adverse consequences.

Allocation of the Allowance for Loan Loss by Loan Type

December 31, (dollars in thousands)

	2008		2007		2006		2005		2004	
	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans
Construction & Land Development	$ 2,363	31.1%	$ 1,984	35.9%	$ 1,119	42.3%	$ 863	41.2%	$ 261	31.6%
Real Estate - Residential & Commercial	945	42.1%	690	34.5%	626	29.5%	518	28.3%	405	30.3%
SBA Loans-7a & 504	199	2.5%	141	4.5%	500	7.2%	456	9.5%	636	13.1%
Commercial Business	1,392	19.7%	1,589	22.2%	814	19.2%	817	19.1%	614	22.0%
Consumer	160	4.6%	66	2.9%	31	1.8%	25	1.9%	31	3.0%
Unallocated	-	0.0%	47	0.0%	161	0.0%	130	0.0%	318	0.0%
Totals	$ 5,059	100.0%	$ 4,517	100.0%	$ 3,251	100.0%	$ 2,809	100.0%	$ 2,265	100.0%

Loan Quality

The risk of nonpayment of loans is an inherent feature of the banking business. That risk varies with the type and purpose of the loan, the collateral that is utilized to secure payment, the market for the collateral and ultimately, the credit worthiness of the borrower. In order to minimize this credit risk, the Chief Executive Officer, the Chief Operating Officer, the Chief Credit Officer, or the Loan Committee of the Board of Directors of the Bank approve virtually all loans made by the Company. The Loan Committee is comprised of directors and members of its senior management.

The Company grades its loans from "pass" to "loss," depending on credit quality, with "pass" representing loans with an acceptable degree of risk given the favorable aspects of the credit and with both primary and secondary sources of repayment. Classified loans or substandard loans are ranked below "pass" loans. As these loans are identified in the review process, they are added to the internal watch list and loss allowances are established. Additionally, loans are examined regularly by the Company's regulatory agencies.

Non-accrual loans are loans which management believes may not be fully collectible as to principal and interest. Generally loans which are past due 90 days or loans which management believes the interest may not be collectible are placed on non-accrual status. A loan which has been placed on non-accrual status is not returned to accrual basis until it has been brought current with respect to both principal and interest payments, is performing to current terms and conditions, its interest rate is commensurate with market interest rates and future principal and interest payments are no longer in doubt.

Loan charge-offs and partial loan impairment write downs are accounted for at the time we reasonably believe a loan is not likely to be fully collected as to principal and interest. Our charge-off activity during 2008 reflects the underlying trends in the economy and their impact on our loan portfolio. Loan charge-offs, net of recoveries, amounted to $25,000, $233,000, $4.0 million, and $11.1 million in the 1st through 4th quarters of 2008, respectively. The following summarizes the total charge-offs in 2008 of $15.4 million by type of loan (dollars in thousands):

Construction and Land Development Loans	$ 6,920
Real Estate – Residential and Commercial	886
Commercial Business	7,565
Total Charge-offs	$15,371

Included in commercial business loan charge-offs is one loan for $6.98 million which was not secured by real estate but was used for a purchase option contract on a land acquisition and development project. We have no other loans of this type secured by a purchase option contract on a land acquisition and development project.

Furthermore, included in charge-offs on construction and land development is $6.4 million related to five land development loans to four different borrowing relationships. In summary, $13.4 million or 87% of loan charge-offs in 2008 related to land acquisition and development activities and were comprised of only five borrowing relationships.

As reflected in the above charge-off activity, the impact of the economic slowdown on the San Diego and Southern California economies was significant during 2008: land values dropped by 30%-60%, the values of single family homes dropped by 20%-50%, new home construction was reduced to almost zero, the declining trends affected office, retail and industrial properties in the second half of the year, the unemployment rate substantially increased over 2007 and the credit crisis affected all phases of the economy. While the economic problems began in 2007, the affects were not noticeable in our loan portfolio until 2008, especially the second half of the year. Our borrowers have been adversely affected by these developments, with real estate developers, contractors and investors feeling the effect of a cash flow squeeze, commercial enterprises in related lines of business also noting reduced revenues and cash flows, and, finally, many businesses not related to the real estate industry noting reduced revenues.

These economic trends developed and intensified over the course of 2008. The following information is provided to show relevant trends related to various components of our loan portfolio during 2008.

Nonaccrual Loans – Nonaccrual loans remained relatively stable from $5.5 million at December 31, 2007, through April 30, 2008 at $4.1 million; however, stress in the loan portfolio began to materialize as evidenced by the following significant conditions in the nonaccrual loan portfolio:

- During May 2008, one real estate relationship with 4 loans, 2 of them land loans, was placed on nonaccrual, increasing nonaccrual balances to $8.9 million.
- During June, two real estate loans, one a land loan and one a multifamily project, and two SBA 7a loans increased nonaccrual balances to $11.6 million.
- In July, three additional land loans to one relationship brought nonaccrual totals to $17.2 million.
- In October 2008 we placed three loans on nonaccrual, two land loans and an office building loan, bringing nonaccrual balances to $21.1 million.
- Nonaccrual loans peaked in November 2008, after adding another land loan and a construction loan, to an aggregate $22.4 million.
- In December, we received payoff and a partial charge-off on one substantial nonaccrual loan of $2.0 million, foreclosed on 4 properties, liquidated one SBA borrowers' assets and charged off $4.1 million related to nonaccrual loans, reducing total nonaccrual loans to $12.3 million.

Special Mention Loans - Loans internally graded and categorized as special mention also demonstrate the deteriorating effect of the economy on our loan portfolio, with large increases in the second half of the year. Total loans in this category were $13.0 million, $8.7 million, $19.4 million, and $32.9 million at the end of the 1st through 4th quarters of 2008, respectively. Growth in this category was concentrated in the following areas:

- In the 2nd quarter, the reduction resulted from a real estate loan being downgraded.
- In the 3rd quarter, increased balances related to three land and construction loans, three real estate secured term loans and two commercial loans – one guaranteed by SBA.
- In the 4th quarter, increased balances related to two construction loans, a boat loan and two commercial loans.

Substandard Loans - Loans internally classified substandard or worse also exhibited a similar trend. Total loans in this category were $16.9 million, $29.8 million, $34.3 million, and $22.7 million at the end of the 1st through 4th quarters of 2008, respectively. The changes in this category were concentrated as follows:

- In the 2nd quarter, increases relate to one real estate related commercial loan, two commercial real estate term loans and an SBA loan; however, one construction loan was paid off.
- In the 3rd quarter, increases related to two land loans, two real estate term loans and an SBA loan, somewhat offset by $3.1 million in charge-offs recorded during the quarter.
- In the 4th quarter, reductions primarily related to $11.1 million in charge-offs and partial impairment write downs recorded plus one real estate term loan payoff, partially offset by increases related to two commercial real estate loans.

Components of Nonperforming Assets

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands)				
Non-Accrual Loans	$ 12,264	$ 5,492	$ -	$ 1,052	$ -
Loans 90 Days Past Due and Still Accruing	-	62	-	-	-
Restructured Loans	-	-	-	-	-
Total Nonperforming Loans	12,264	5,554	-	1,052	-
Non-Accrual Debt Securities	1,260	-	-	-	-
Other Real Estate Owned	1,390	-	-	-	-
Total Nonperforming Assets	$ 14,914	$ 5,554	$ -	$ 1,052	$ -
Non-Accrual Loans as a Percentage of Total Loans	3.49%	1.57%	0.00%	0.46%	0.00%
Loans 90 Days Past Due as a Percentage of Total Loans	0.00%	0.02%	0.00%	0.00%	0.00%
Restructured Loans as a Percentage of Total Loans	0.00%	0.00%	0.00%	0.00%	0.00%
Nonperforming Loans as a Percentage of Total Loans	3.49%	1.59%	0.00%	0.46%	0.00%
Allowance for Loan Losses as a Percentage of Nonperforming Loans	33.92%	81.32%	N/A	267.00%	N/A
Nonperforming Assets as a Percentage of Total Assets	3.54%	1.34%	0.00%	0.40%	0.00%

During 2008, the Company had an average recorded investment in loans in a non-accrual status of $13.3 million. Restructured loans are those loans where the Company has made concessions in interest rates or repayment terms due to a decline in the financial condition of the borrower. Other real estate owned may be acquired in satisfaction of loan receivables through foreclosure or other means. If acquired, these properties are recorded on an individual asset basis at the estimated fair value less selling expenses. The Company had no restructured loans or other real estate at any time during 2006 or 2007.

Further decline in economic conditions in the Company's market area or other factors could adversely impact individual borrowers or the loan portfolio in general. The Company has well defined underwriting standards and expects to continue with prompt collection efforts, but economic uncertainties or changes may cause one or more borrowers to experience problems in the coming year.

As of December 31, 2008, the Bank had $1.0 million of potential problem loans which are not disclosed as nonperforming loans, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms and which may result in disclosure of such loans as nonperforming loans in the future.

Loan Concentrations

The Company's loan portfolio consists primarily of loans to borrowers within San Diego County. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in its market area and, as a result, the Company's loan and collateral portfolios are, to some degree, concentrated in those industries.

As of December 31, 2008, the Company held approximately 74% of its loan portfolio in real estate related market segments: 31% in construction and land development loans, 42% in real estate term loans and 1% in SBA 504 loans. Approximately 21% of the Company's loan portfolio consists of Commercial & Industrial Loans, of which a 2% concentration is SBA 7a loans. The Commercial & Industrial loans were highly concentrated in secured loans, representing 14% of the total portfolio. Given the trends in the real estate markets, the bank is making a concerted effort to be very selective in its real estate and construction lending activity.

The following table reflects the major concentrations of the loan portfolio, by type of loan, as of December 31, 2008:

Loan Concentrations

(Dollars in thousands)

Type of Loan	Amount	Percent of Total Loans
Construction and Land Development		
Land and Land Development	$ 37,778	10.7%
Construction - Commercial	42,164	12.0%
Construction - Residential 1-4	29,651	8.4%
Total Construction and Land Development Loans	109,593	31.1%
Other Real Estate Loans (by type of collateral):		
1-4 Family Residential – 1st Trust Deed	16,794	4.8%
1-4 Family Residential – Junior Liens	8,186	2.3%
Multifamily	12,787	3.7%
Non-Farm/Non Residential – Owner Occupied	30,719	8.7%
Non-Farm/Non Residential – Real Estate	79,479	22.6%
Total Real Estate Secured Loans	147,965	42.1%
Commercial Loans:		
Unsecured	5,452	1.6%
Secured	63,443	18.0%
Other Commercial	330	0.1%
Total Commercial Loans	69,225	19.7%
SBA 504 Loans	2,534	0.7%
SBA 7a Loans	6,286	1.8%
Consumer Loans	16,296	4.6%
Total Loans	$351,899	100.0%

DEPOSITS

Total deposits were $345.4 million at December 31, 2007, and decreased to $333.8 million at December 31, 2008, a decrease of $11.6 million, or approximately 3%. Increasing competition for deposits and a slowing economy, as the prime rate plummeted 400 basis points by year end, forced aggressive deposit pricing. The cost of interest-bearing deposits in 2007 was 4.39% and dropped 121 basis points to 3.18% during 2008. The Bank offers a variety of deposit accounts, having a wide range of interest rates and terms, consisting of demand, savings, money market, time accounts, CDARS and brokered deposits. To attract and retain deposits, the Bank primarily relies on competitive pricing policies, customer service and referrals. The target market of the Bank is small-to-medium sized businesses and professionals. The following table summarizes average deposits and average rates paid for the periods indicated:

Distribution of Average Deposits and Average Rates Paid

	For the Period Ended December 31,					
	2008		2007		2006	
	(dollars in thousands)					
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Interest Bearing Checking	$ 15,851	.48%	$ 15,219	1.01%	$ 14,200	1.22%
Savings & Money Market	99,023	2.21%	95,754	3.99%	67,989	3.74%
TCD Less than $100,000	39,636	3.88%	25,864	4.87%	26,109	4.18%
TCD $100,000 or More	118,110	4.12%	108,056	5.10%	82,840	4.53%
Total Interest-Bearing Deposits	272,620	3.18%	244,893	4.39%	191,138	3.96%
Non Interest-Bearing Demand Deposits	70,628	0.00%	64,319	0.00%	52,550	0.00%
Total Deposits	$ 343,248	2.53%	$ 309,212	3.48%	$ 243,688	3.10%

A fifth branch office was opened in El Cajon in April 2006 and contributed to deposit growth in 2007 with total deposits of $12 million at December 31, 2007. The increase in 2007 is primarily due to acquiring two established branch offices with the acquisition of Landmark. The limited service branch office opened in

Downtown San Diego in February 2008, contributed approximately $4 million in deposits. The changes in interest rates paid on deposit accounts from 2007 to 2008 reflect a very competitive interest rate environment during 2008. Interest rates paid on deposit accounts are managed proactively to remain competitive and to react to changes in Federal monetary policy.

The coming year is likely to be as challenging as the past one and, while the Company plans for growth in deposits, the Bank will continue to feel pressure on its net interest margin and strong competition for deposits. As of December 31, 2008, the Company had approximately 5,228 deposit accounts comprised of savings and money market accounts (23%), certificates of deposit (53%), and transaction accounts (24%).

To augment marketing efforts and as a means to build new relationships in the community, the Bank periodically attracts new deposits through the development of new deposit products and by offering a variety of deposit promotions, which are occasionally advertised, typically in print media. During 2008, two new deposit products were introduced, a Personal Banking Program and a Premier Banking Program. These two programs bundle a variety of bank products and services in a package designed to create a multi-product core relationship with the customer from the start. In addition, the Bank conducted two deposit campaigns in 2008 that resulted in approximately $25.0 million in new deposits to the Bank. Typically, when offering a promotional deposit campaign, the Company will offer higher than average competitive interest rates. These rates are typically higher than standard interest rates offered by the Company, but are generally not the highest interest rates available in the market place. The Bank expects to continue to periodically run promotional deposit campaigns and market directly to its strategic niche in order to grow its deposit base and to attract new deposit relationships with an emphasis on attracting low cost demand deposits.

Deposits are also acquired from non-traditional sources through relationships with correspondent banks and related deposit programs as well as through deposit brokers. The Bank participates in a "portfolio deposit program" offered by a correspondent bank in which it receives variable rate money market deposits as pass through funds from the correspondent bank. The Bank's participation in this program totaled $6 million at December 31, 2008.

During 2007, as a result of the acquisition of Landmark, the Bank began participating in the CDARS program. This program permits the Bank's customers to place deposits through their relationship bank with other participating institutions and have those deposits fully-insured by the FDIC, up to $50 million. The CDARS program acts as a clearinghouse, placing customer deposits from one institution in the CDARS network with over 1,500 other network banks (in increments of less than the $250,000 FDIC insurance limit). Funds that a customer places into the CDARS program are reciprocated by other participating banks so the funds essentially remain on the Bank's balance sheet. As of December 31, 2008, the Bank had issued approximately $36.0 million of certificates of deposit to local customers through the CDARS program.

Deposits are also received in the form of time certificates through the use of deposit brokers who place the funds with the Company on behalf of their clients. The total level of deposits from these non-traditional sources was approximately $48.7 million at December 31, 2008, compared to approximately $48.2 million at December 31, 2007. The level of deposits the Bank accepts from these non-traditional sources is carefully managed as these types of deposits expose the Company to different characteristics in managing its liquidity. The Company has adopted procedures to monitor these deposits and has made arrangements for borrowing funds from other sources (see "Short-Term and Other Borrowings" above) should these programs become less available. However, should deposits from these programs suddenly decline, the Company's other sources of funds could become more costly. As an adequately capitalized institution, the Bank may not accept, renew or roll over brokered deposits unless it has obtained a waiver from the FDIC. Although the Bank plans to apply for such a waiver related to a portion of its brokered deposits, there is no guarantee that such application will be approved.

Scheduled Maturity Distribution of Time Deposits of $100,000 or More

As of December 31, 2008, (in thousands)	
Three Months or Less	$ 16,946
Over Three Months Through Six Months	30,157
Over Six Months Through Twelve Months	53,435
Over Twelve Months	11,927
Total	$112,465

NONINTEREST INCOME AND NONINTEREST EXPENSE

Noninterest income for 2008 was $1,222,000, compared to $710,000 for 2007, an increase of $512,000, or 72%. This increase includes $374,000 in income for service charges and miscellaneous income, a non-recurring gain of $152,000 on the early prepayment of $20.0 million in FHLB advances and gain on sale of securities of $16,000 partially offset by a decline in brokered fee income of $35,000. The significant increase in service charges on deposits can mostly be attributed to: 1) a change in systems and procedures to more effectively collect non-sufficient funds and overdraft charges; and 2) the additional income received for servicing the deposits of two additional Landmark branch locations beginning July 1, 2007. As a percentage of total average assets, noninterest income was 0.28% for 2008 compared to 0.19% for 2007.

Noninterest expense for 2008 was $27.2 million compared to $13.4 million for 2007, an increase of $13.8 million or 103%. On a relative basis, total noninterest expenses as a percentage of total average assets increased from 3.6% in 2007 to 6.2% in 2008, an increase of 4.1%. Below is more analysis and further breakdown of the $13.8 million increase in noninterest expenses:

Salary and benefits expense increased from $7.5 million in 2007 to $9.1 million in 2008, or $1.6 million, a 21% increase. While the number of full-time equivalent employees decreased from 107 at December 31, 2007 to 105 at December 31, 2008, the expense for salaries and benefits increased. The additional expense is primarily due to the full-year affect of salaries and benefits for an additional 20 permanent staff positions as a result of the acquisition of Landmark and severance expenses of approximately $279,000 paid in 2008 related to the former chief executive officer. The remaining increases in total salary and benefits are explained by additional staff positions added during 2007; 30 full-time equivalent positions were added during 2007, of which 20 were from Landmark.

Occupancy and equipment expense increased approximately $718,000 or 31%, from $2.3 million in 2007 to $3.1 million in 2008, which includes a full-year of occupancy expenses related to two additional branch office locations acquired from Landmark beginning in July 2007. The occupancy expense for these two offices increased $478,000 when comparing the full year of 2008 to approximately six months of 2007. The remainder of the increase in occupancy expenses is primarily the result of the relocation of the Company's headquarters office in late 2007 to a larger facility to accommodate the Company's growth.

Other operating expenses increased from $3.6 million in 2007 to $15.1 million in 2008, an increase of $11.5 million. Of this increase approximately $11.2 million results from the following nonrecurring expenses: 1) a complete write down of the goodwill asset recorded in the Landmark acquisition totaling $10.4 million; and 2) the recognition of an $800,000 OTTI charge on a corporate bond investment (see the Investment Portfolio section above). After excluding these one-time nonrecurring expenses, the remaining net increase of approximately $320,000 in other operating expenses is the result of the following:

Increases in other operating expenses:

- $347,000 in professional fees which included significant increases in legal expense and related loan collection expenses, operational and compliance costs and insurance expenses;
- $135,000 in data processing expense mostly due to a full year of expenses related to the integration of Landmark including software, item processing, third party processing and account opening charges for CDARS deposits;
- $66,000 in regulatory fees mostly due to an increase of $60,000 in FDIC assessment charges;
- $134,000 in amortization expense for core deposit intangible.

Decreases in certain other operating expense due to concerted efforts to reduce controllable costs:

- $143,000 in marketing expenses, including media advertising, investor relations and marketing consultants;
- $128,000 in supplies and miscellaneous expenses, including stationery, telephone and board costs;
- $88,000 in human resources and training costs.

INCOME TAXES

During 2008, the Company recognized income tax benefits of $3.2 million compared to income tax expenses of $1.7 million for 2007. Total income tax expense (benefit) as a percentage of income (loss) before taxes was 12.6% in 2008 compared to 41.4% in 2007. The change in the effective tax rate for book purposes primarily results from the goodwill impairment charge being nontaxable and the increase in the deferred tax valuation allowance by $2.8 million. See also Note F, Income Taxes, of the Consolidated Financial Statements herein for more information.

CONTRACTUAL OBLIGATIONS

See Note D, Premises and Equipment, of the Consolidated Financial Statements herein for more information.

OFF-BALANCE SHEET ARRANGEMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit totaling $112.1 million at December 31, 2008 and $104.4 million as of December 31, 2007.

The Company leases its facilities under non-cancellable operating leases and routinely enters contracts for services to be provided over extended future periods, which may contain penalty clauses for the early termination of the contracts.

In addition, the Company is a member of the FHLB and is offered wholesale credit products and services which provide the Company with access to funds that help meet the borrowing needs of its customers. Our liquidity sources are described in the "Liquidity Management" section above. For additional information regarding the Company's off-balance sheet arrangements, see Notes D, G and H of the Consolidated Financial Statements included herein.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The process of preparing these financial statements requires management to make difficult, subjective or complex judgments that could have a material effect on the Company's financial condition and results of operations and may change in future periods. A critical accounting policy is defined as one that is material to the presentation of the Company's financial statements. A summary of significant accounting policies is presented in Note A, Summary of Significant Accounting Policies, of the Consolidated Financial Statements herein. Management believes that the following are critical accounting policies.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loans. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses. The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Stock-Based Compensation. In December 2004, Financial Accounting Standards Board revised Statement of Financial Accounting Standard 123 and issued it under its new name, "Share-Based Payment" (the "Statement"). The Statement eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting. Instead, the

Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards.

The Bank adopted SFAS No. 123 (R) on January 1, 2006 using the "modified prospective method." Under this method compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled after January 1, 2006 and prior periods are not restated. In addition, the unvested portion of previously awarded options outstanding as of January 1, 2006 will also be recognized as expense over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS No. 123 (R). See Note A, Summary of Significant Accounting Policies, of the Consolidated Financial Statements included herein.

Goodwill and Other Intangibles. Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment. Other intangible assets subject to amortization are evaluated for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset.

Income Taxes. Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carry-forwards depends on having sufficient taxable income of an appropriate character within the carry-forward periods.

FORWARD-LOOKING STATEMENTS

This Annual Report and other documents that we incorporate by reference into this report contain forward-looking statements concerning the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, operations, future results and prospects, including statements that include the words "may," "could," "should," "would," "believe," "expect," "will," "shall," "anticipate," "estimate," "propose," "continue," "predict," "intend," "plan" and similar expressions. These forward-looking statements are based upon current expectations and are subject to risk, uncertainties and assumptions, including those described in this annual report and the other documents that are incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, projected, intended, committed or believed.

In connection with the safe harbors created by Section 21E of the Exchange Act and the provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important factors (some of which are beyond the Company's control) which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions. Such factors include, but are not limited to, the following:

- The factors described in Item 1A – Risk Factors of our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission.
- Potential losses of businesses and population in the County of San Diego, and rising housing and insurance costs that may be responsible for such losses.
- The effects of trade, monetary and fiscal policies and laws.
- Stock, bond market and monetary fluctuations.
- Risks of loss of funding of Small Business Administration ("SBA") loan programs, or changes in those programs.

- Credit risks of commercial, SBA, real estate, consumer and other lending activities, including risks related to changes in the values of real estate and other security for loans.

- Risks associated with concentrations, including commercial real estate loans, in the loan portfolio.

- The questionable availability of take-out financing or problems with sales or lease-ups with respect to commercial and residential projects, due to the current economic environment.

- Changes in federal and state banking and financial services laws and regulations.

- Competitors in our market area of similar size, with similar business plans and/or offering similar services.

- Our ability to develop competitive new products and services and the acceptance of those products and services by targeted customers and, when required, regulators.

- Our ability to securely and effectively implement new technology (including Internet services) for both the delivery of services and internal operations.

- The willingness of customers to substitute competitors' products and services for our products and services and vice versa.

- Changes in consumer and business spending and savings habits.

- Unanticipated regulatory or judicial proceedings.

- The loss of significant customers.

- Increased regulation of the securities markets, including the securities of 1st Pacific Bancorp, whether pursuant to the Sarbanes-Oxley Act of 2002 or otherwise.

- Changes in critical accounting policies and judgments.

- Other internal and external developments that could materially impact our operational and financial performance.

Investors and other readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date of the statement. Actual results may differ materially from what is expected. The Company undertakes no obligation, unless required by law, to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock began trading on the NASDAQ Global Market ("NASDAQ") under the symbol "FPBN" as of January 3, 2008, and continues to be listed there as of the date hereof. Before such listing, from January 30, 2007 until January 3, 2008, our common stock was quoted on the OTC Bulletin Board ("OTCBB") under the symbol "FPBN." Prior to our bank holding company reorganization and the Company's stock being quoted on the OTCBB, the Bank's common stock was quoted on the OTCBB under the symbol "FPBS". The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities. Unlike the NASDAQ, the OTCBB does not impose listing standards and does not provide automated trade executions. Historical trading in the Company's and the Bank's stock has not been extensive and such trades cannot be characterized as constituting an active trading market.

The following table sets forth, for the fiscal periods indicated, the high and low sales prices or closing bid prices for our common stock for the two most recent fiscal years (the Bank's common stock for periods prior to our bank holding company reorganization). The quotations for the periods in which our common stock traded on the

OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. Trading prices are based on published financial sources.

	High	Low	Share Volume
2007			
First Quarter	$16.35	$15.25	88,516
Second Quarter	$16.45	$14.75	74,264
Third Quarter	$15.30	$12.75	89,458
Fourth Quarter	$13.20	$ 9.01	174,204
2008			
First Quarter	$10.75	$ 7.27	136,067
Second Quarter	$ 9.00	$ 7.50	86,206
Third Quarter	$ 8.20	$ 3.75	266,253
Fourth Quarter	$ 8.00	$ 1.60	270,174

Stockholders

As of December 31, 2008, the Company had approximately 500 common stock holders of record.

Dividends

To date, 1st Pacific Bancorp has not paid any cash dividends. Payment of stock or cash dividends in the future will depend upon 1st Pacific Bancorp's earnings and financial condition and other factors deemed relevant by the Board of Directors, as well as 1st Pacific Bancorp's legal ability to pay dividends.

Further, under California law, 1st Pacific Bancorp would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend the sum of 1st Pacific Bancorp's assets would be at least equal to 125% of its liabilities, and 1st Pacific Bancorp's current assets would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for those years, the current assets of 1st Pacific Bancorp would be at least equal to 125% of its current liabilities. The primary source of funds with which dividends could be paid to shareholders would come from cash dividends received by 1st Pacific Bancorp from the Bank. During 2007, the Bank paid $4,400,000 in cash dividends to 1st Pacific Bancorp. No dividends were paid in 2008. 1st Pacific Bancorp also must service the debt on its Trust Preferred Securities (which are further discussed in the section entitled "Liquidity Management, Interest Rate Risk, Financing and Capital Resources" included herein) before declaring or paying any dividends. Pursuant to its right under the indenture agreement, in January 2009, the Company elected to defer interest payments on the Trust Preferred Securities and may continue this election for up to twenty consecutive quarterly periods.

The Bank, as a state-chartered bank, is subject to dividend restrictions set forth in the California Financial Code, and administered by the DFI. Under such restrictions, the Bank may not pay cash dividends in an amount which exceeds the lesser of the retained earnings of the Bank or the Bank's net income for the last three fiscal years (less the amount of distributions to shareholders during that period of time). If the above test is not met, cash dividends may only be paid with the prior approval of the DFI, in an amount not exceeding the Bank's net income for its last fiscal year or the amount of its net income for the current fiscal year. Such restrictions do not apply to stock dividends, which generally require neither the satisfaction of any tests nor the approval of the DFI. Notwithstanding the foregoing, if the DFI finds that the shareholders' equity is not adequate or that the declarations of a dividend would be unsafe or unsound, the DFI may order the state bank not to pay any dividend. The FRB may also limit dividends paid by the Company. Based on these regulations and the Company's current financial results, 1st Pacific Bancorp has resolved not to declare or pay any dividends without prior approval of the FRB and the Bank has agreed not to declare or pay any dividends without prior approval of the FRB and the DFI.

1st Pacific Bancorp



Total Return Performance
1st Pacific Bancorp
NASDAQ Composite
SNL Micro Cap Bank
Index Value
250
200
150
100
50
0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Index	12/31/03	12/31/04	*Period Ending* 12/31/05	12/31/06	12/31/07	12/31/08
1st Pacific Bancorp	100.00	150.77	157.54	196.92	123.08	24.62
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Micro Cap Bank	100.00	119.08	129.10	144.60	120.86	74.81

The line graph above compares the cumulative total shareholder return on 1st Pacific Bancorp's common stock to the cumulative total return of a broad index of the NASDAQ Stock Market and a banking industry index for the period December 31, 2003 through December 31, 2008. Historical stock price data for 1st Pacific Bancorp includes data for stock of 1st Pacific Bank of California prior to the holding company reorganization in January 2007. The SNL Micro Cap Bank Index is an index provided by SNL Financial LC ("SNL") and includes all publicly traded banks in SNL's coverage universe with less than $250 million total common market capitalization as of the most recent pricing data. The information presented above assumes $100 was invested December 31, 2001, in each stock or index and assumes the reinvestment of all dividends. Historical stock price information is not necessarily indicative of future stock price performance.

Source : SNL Financial LC, Charlottesville, VA **(434) 977-1600**

Chairman's Circle

Agee, Greg
Arden, Perry
Arendsee, Richard
Belanich, John & Raffaella
Berling, Steve
Bloomfield, Helen
Britton, Brian & Valerie
Brown, James
Brown, Ronald
Burgess, James & Sandra
Burruss, M.D., Richard
Cange, Robert
Capdevilla, Martin J. & Wendy
Carnago, Ronald
Chen, Chang Sheng
Chen, Christine
Chen, Richard & Michelle
Clark, Jan
Clauss, Patrick
Colucci, Albert
Colucci, Salvatore
Cono, Charles
Crane, David
Crowley, James
Davila, Maria
Diaz, Martha
Doan, Richard
Dunham, Delene
Dunham, Jeffrey
Dunham, Richard
Falkowski, Dennis
Fanelli, Maria

Fischbach, M.D., David
Franchi, Dario & Maria
Frey, John
Gao, Xinian & Hui Lian
Gosink, Leonard & Barbara
Hanks, Terry
Hardage, Samuel
Hartman, John & Mary
Hattox, Kathryn
Hildt, Rob
Hill, Gilda
Ho, Jo & Tzungbin
Ho, Kin Chung & Chau Lai Wa
Ho-Su, Shou-Chun
James, Karl
Johnson, Keith & Jane
Kassab, Jawhara
Kassab, Muayad & Taghrid
Kassab, Najiba
Kassab, Riyadh & Heather
Kelly, James
Klinedinst, John
Knight, M.D., James
Krause, James & Gale
Lang, William & June
Lee, Alan & Sharon
Lew, Susan
Lin,Yu-Lung & Shui-Mei
Logan, Albert & Natalie
Brenda Magill, Joyce Carrigan,
Christine Chen
Mak, Pak

Manroe, Bob & Laurie
McVay, Donald
Mok, Yeuk-Fai
Muscio, Richard
Ochs, Peter
Pederson, John & Mercedes
Penrose, John & Margaret
Pinamonti, Carl
Plattner, Kim
Proko, John
Provience, Ronald
Revier, Richard & Patricia
Saboonchi, Firoozeh
Shih, Yung-Ho & Joanne
So, Anne
So, John
So, Kwan & Miulam
Song, Thomas
Springer, Stephen
Strauss, Paul
Stubbs, Dave
Topp, Mary Jo
Tschirn, Darryl
Tsou, Shung
Warshawsky, Arthur & Regina
Weil, Anastasia
Wentzell, M.D., Fernald
Weisner, Ph.D, Mark
Wolfe, Larry & Elizabeth
Woo, Victor & Dolly

Advisory Founder's Group

Baumann, Lawrence
Binkley, Nicholas
Bogle, Lawrence
Borgia, Andy
Chuh, Diana
Colucci, Alessio & Jeannine
Colucci, Paul
Colucci, Robert
DelConte, Emidio
Durmer, Gregg P. & Kimberly P.
Eierman, William & Genamanie
English, Donald & Dearing
Fruehling, William & Lynne
Galian, Joseph Jr.
Gamiz, Sergio
Hallock, Kurt & Jimena
Harris, J. Daniel
Hodgens, David
Hubbard, Robert

Juma, Saad
Kassab, Ghassen
Kogler, Jurgen
Kunin, Jay & Gabrielle
Lew, Bock Suey & Jean Gee
Lew, John & Judy
London, Gary
Luy, Stephen & Clarice
Manning, Joseph & Patti
Mar Jip, John
Mayer, Wayne
McLaughlin, Steven & Jayne
Metrovich, Philip
Metzel, Harold
Molloi, Sabee
Nevin, Alan
Nishiba, Yoshiaki
Nunes, Bruce Arnold & Ann Janette
Pfeifer, Marie

Pinamonti, Albert
Pozzuoli, Peter & Adelia
Robertson, Jack & Susan
Rocca, Peter & Felicia
Ross, Scott & Evelyn
Sabatini, Guerino & Giovanna
Schneider, Richard & Joyce
Sciarrino, Anthony
Sciarrion, Frank
Sherman, Harold
Somers Jr., Richard
Somers, Charles
Song, Chulho
Sorge, Anthony
Sullivan, Thomas
Tremble, Debbie
Wilson, Ronald
Wong, Joe & Sharon
Zimmer, M.D., Eric

Advisory Board

Susan Lew, Chairman
John Belanich
Vincent Benstead
Michael Berlin
James E. Brown
Richard Chen
Craig W. Clark
Martin Dickinson
Julie Dillon
Duane Dubbs
Carl M. Fredericks
Orrin Gabsch
Theodore E. Gildred III
Susan Golding
David Goodell
Dr. Robert Hertxka
Joseph H. Jaoudi
Keith A. Johnson
Alan Nevin
Ambassador Alejandro Orfila
Paul M. Polito
Gary L. Powers
Marshal Scarr
James Schmid
Larry Showley
Jeffrey H. Silberman
Anne Taubman
Chris Weil
Tom Wermers
Dr. Victor Woo

Board of Directors

Ronald J. Carlson
Chairman of the Board
President & CEO
1st Pacific Bancorp

Susan Lew
Vice Chairman of the Board
President - S. Lew & Associates
Real Estate Investor

Robert P. Cange
Chairman, Loan Committee
President - Cange International, Inc.
International Marketing and Sales

Albert Colucci
President - CBC Investment
Real Estate Investor

James G. Knight, M.D.
Chairman, Compensation Committee
Urologist - Private Practice

Albert L. Logan
Chairman, Audit Committee
CPA/Consultant
Retired Partner/Hutchinson & Bloodgood LLP

Christopher Scripps McKellar
President - Capella Development, Inc.
Real Estate Investor

Executive Officers and Senior Management

Executive Officers:

Ronald J. Carlson
CEO/President

James Burgess
EVP/Chief Financial Officer

Richard Revier
EVP/Chief Credit Officer

Larry Prosi
EVP/Chief Operating Officer

Senior Management:

C.W. Southwick
EVP/Regional Manager

David Walters
EVP/Regional Manager

Glenn Marshall
EVP/Regional Manager

Kay Adler
SVP/Information Technology

Fred Baranowski
SVP/Regional Manager

Denise Bryant
SVP/Branch Operations

Vic Calise
SVP/Regional Manager

Tony DiVita
SVP/Marketing & Cash Mgmt.

Shelly Hicks
SVP/Controller

Rick Hudson
SVP/Regional Manager

Jenny Kazan-Mills
SVP/Human Resources

Katherine Willey
SVP/Regional Manager

Officers

Steve Bechen, Senior Vice President
Rich Dickerson, Senior Vice President
Rob Pedersen, Senior Vice President
Gerry Widasky, Senior Vice President
Maria Almeida, Vice President
Catherine Anthony, Vice President
Jackie Aragon, Vice President
Patricia Avery, Vice President
Rick Beatty, Vice President
Roy Brown, Vice President
Dan Cabuco, Vice President
Therese Green, Vice President
Rhonda Guthrie, Vice President
Bernie Haneke, Vice President
Steve Harrington, Vice President
Debbie Marshall, Vice President
Darlene Mera, Vice President
Leslie Mittanck, Vice President
Marilyn Moen, Vice President
Rose Neuberger, Vice President
Brooks Royal, Vice President
Evonne Showley, Vice President
Anne Stallings, Vice President
Jonita Upham, Vice President
Charlotte Vasquez, Vice President
Karen Vold, Vice President
Lisa Walker, Vice President
Mike Weeks, Vice President
Alejandro Aizpuru, Assistant Vice President
Selene Alvarado, Assistant Vice President
Jon Carr, Assistant Vice President
Philip Huckerby, Assistant Vice President
Cheri Lazos, Assistant Vice President
Victor Maslov, Assistant Vice President
Nancy McCabe, Assistant Vice President
Yvette Prather, Assistant Vice President
Lisa Reed, Assistant Vice President
Teddi Rose, Assistant Vice President
Karen Tran, Assistant Vice President
Gracie Thompson, Assistant Vice President
Sandra Weil, Assistant Vice President
Irene Zimmerman. Assistant Vice President

1st Pacific Bank Office Locations


California
Oceanside
Tri-Cities
Carlsbad
San Marcos
Escondido
Encinitas
Inland North County
Poway
Solana Beach
UTC
Lakeside
La Jolla
El Cajon
Mission Valley
La Mesa
Spring Valley
San Diego
Downtown

1ST PACIFIC BANCORP

People. Relationships. Results.

Executive Office
9333 Genesee Avenue
Suite 300
San Diego, CA 92121
858 875 2000

University Towne Centre Office
9333 Genesee Avenue
Suite 100
San Diego, CA 92121
858 875 2050

La Jolla Office
7817 Ivanhoe Avenue
Suite 100
La Jolla, CA 92037
858 332 1000

Mission Valley Office
8889 Rio San Diego Drive
Suite 101
San Diego, CA 92108
858 875 2080

Solana Beach Office
937 Lomas Santa Fe Drive
Solana Beach, CA 92075
858 509 2700

Tri-Cities Office
3500 College Boulevard
Oceanside, CA 92056
760 477 2960

Inland North County Office
13500 Evening Creek Drive N.
Suite 100
San Diego, CA 92128
858 875 2030

East County Office
343 E. Main Street
El Cajon, CA 92020
619 873 1920

Downtown San Diego Office
525 B Street
Suite 1500
San Diego, CA 92101
619 398 3251

Member FDIC
NASDAQ Stock Symbol: FPBN
www.1stpacbank.com